UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

January-June

2016

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	30-06-16	Δ%	30-06-15	31-12-15
Balance sheet (million euros)
Total assets	746,040	8.3	689,071	750,078

Loans and advances to customers (gross)	433,268	10.2	393,159	432,855
Deposits from customers	406,284	11.7	363,639	403,362
Other customer funds	130,116	(2.0)	132,783	131,822

Total customer funds	536,400	8.1	496,422	535,184

Total equity	55,962	9.7	50,997	55,439

Income statement (million euros)
Net interest income	8,365	11.2	7,521	16,426
Gross income	12,233	5.9	11,554	23,680
Operating income	5,901	1.1	5,836	11,363
Income before tax	3,391	11.3	3,046	5,879
Net attributable profit	1,832	(33.6)	2,759	2,642
The BBVA share and share performance ratios
Number of shares (millions)	6,480	2.8	6,305	6,367
Share price (euros)	5.06	(42.4)	8.79	6.74
Earning per share (euros)	0.27	(35.2)	0.41	0.38
Book value per share (euros)	7.35	(6.0)	7.82	7.47
Tangible book value per share (euros)	5.81	(8.6)	6.36	5.85
Market capitalization (million euros)	32,817	(40.8)	55,436	42,905
Yield (dividend/price; %)	7.3	73.1	4.2	5.5
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds)	7.2		9.5	5.2
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets)	8.9		11.6	6.4
ROA (net income/average total assets)	0.67		0.77	0.46
RORWA (net income/average risk-weighted assets)	1.25		1.45	0.87
Efficiency ratio	51.8		49.5	52.0
Cost of risk	0.92		1.16	1.06
NPL ratio	5.1		6.1	5.4
NPL coverage ratio	74		72	74
Capital adequacy ratios (%) (1)
CET1	12.0		12.3	12.1
Tier 1	12.7		12.3	12.1

Total capital ratio	15.7		15.5	15.0

Other information
Number of shareholders	939,683	(0.1)	940,619	934,244
Number of employees (2)	137,310	20.2	114,228	137,968
Number of branches (2)	9,153	12.5	8,135	9,145
Number of ATMs (2)	30,958	25.5	24,668	30,616

General note: Since the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.
(2)	Includes Garanti since the third quarter 2015.

2	BBVA Group highlights

Group information

Relevant events

Results (pages 4-9)

•	Year-on-year changes are affected by the incorporation of Catalunya Banc (CX) in April 2015 and by the effects of the purchase of an additional 14.89% stake in Garanti, which has been incorporated into the Group’s financial statements by the full consolidation method since the third quarter of 2015.

•	Negative effect of exchange rates.

•	Taking into account the stake in Garanti on a comparable basis, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015, if the impact of corporate operations in the first half of 2015 is excluded, and if the exchange-rate effect is isolated, the most relevant aspects of the Group’s income statement in the period are as follows:

•	The most recurring revenue has maintained its favorable trend, thanks to strong activity, mainly in emerging economies.

•	Good performance of NTI in the second quarter of 2016, basically as a result of increased sales in ALCO portfolios and the capital gains registered on the VISA Europe operation explained later.

•	Payment of the dividends from the stakes in Telefónica and China Citic Bank (CNCB) in the second quarter of 2016.

•	Also in the second quarter, the booking of the annual contribution to the new European Single Resolution Fund (SRF), which has aggregated all the national resolution funds. In 2015, the contribution was made to the FROB and booked in the fourth quarter.

•	Moderation in the year-on-year rate of growth of operating expenses, despite the fact that they are still strongly influenced by the incorporation of CX, high inflation in some countries and the exchange-rate effect.

•	Further decline of impairment losses on financial assets.

Balance sheet and business activity (pages 10-11)

•	In the first half, gross lending to customers (excluding non-performing balances) increased slightly in the domestic sector, as a result of the good performance of new production. In the non-domestic sector, the trend has been strongly influenced by the negative impact of exchange rates, since excluding this effect there has been notable growth in practically all the geographical areas.

•	Non-performing loans have continued to decline, particularly in the domestic sector.

•	Customer deposits under management continue to perform favorably.

•	Off-balance sheet funds have fallen slightly, as a result of the very difficult environment in the markets and the negative effect of exchange rates.

Solvency (page 12)

•	Capital position above regulatory requirements. At the close of June 2016, the phased-in CET1 ratio stood at 12.0% and the fully-loaded CET1 ratio at 10.7%. The fully-loaded leverage ratio is 6.4%.

•	Placement of an issue of instruments eligible as additional Tier 1 capital for €1,000m.

Risk management (pages 13-14)

•	Improvement in the main asset quality indicators: At the close of June 2016, the NPL ratio and cost of risk are lower, while the coverage ratio is higher compared to the ratios reported as of 31-Dec-2015.

The BBVA share (pages 15-16)

•	A cash amount of €0.08 gross per share was distributed to shareholders on July 11, 2016.

Other matters of interest

•	The number of digital and mobile customers continues to increase (up 8% and 15% year-to-date, and up 21% and 45% year-on-year, respectively).

•	On June 21, 2016, VISA Inc. completed the acquisition of VISA Europe Ltd. This transaction has resulted in the recognition of a capital gain, net of tax, of €128m in BBVA Group’s financial statements.

Relevant events	3

Results

BBVA Group’s earnings for the first half of 2016 continue to be influenced in general by the negative impact of exchange rates against the euro of the main currencies that affect the Group’s financial statements, the difficult market situation and lack of corporate operations. Unless expressly indicated otherwise, to better understand the changes in the figures, the percentages given below refer to constant exchange rates. It should be recalled that year-on-year changes are affected by the incorporation of CX in April 2015 and the effects of the acquisition of an additional 14.89% stake in Garanti, which has been incorporated into the Group’s financial statements by the full consolidation method since the third quarter of 2015. In order to make comparison easier, the end of this section includes an income statement with rates of change that take into account the business area of Turkey in comparable terms, i.e. including BBVA’s stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015. The other factors that influence the Group’s half-yearly income statement are explained below.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016		2015
	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,213	4,152	4,415	4,490	3,858	3,663
Net fees and commissions	1,189	1,161	1,263	1,225	1,140	1,077
Net trading income	819	357	451	133	650	775
Dividend income	257	45	127	52	194	42
Share of profit or loss of entities accounted for using the equity method	(6)	7	(16)	3	18	3
Other operating income and expenses	(26)	66	(94)	76	62	73
Gross income	6,445	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,159)	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,655)	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
Other administrative expenses	(1,158)	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation	(345)	(344)	(340)	(360)	(299)	(291)
Operating income	3,287	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(1,077)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(81)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(75)	(62)	(97)	(127)	(123)	(66)
Income before tax	2,053	1,338	1,544	1,289	1,604	1,442
Income tax	(557)	(362)	(332)	(294)	(429)	(386)
Net income from ongoing operations	1,496	976	1,212	995	1,175	1,056
Results from corporate operations (2)	—	—	4	(1,840)	144	583
Net income	1,496	976	1,215	(845)	1,319	1,639
Non-controlling interests	(373)	(266)	(275)	(212)	(97)	(103)
Net attributable profit	1,123	709	940	(1,057)	1,223	1,536
Net attributable profit excluding corporate operations	1,123	709	936	784	1,078	953
Earning per share (euros)	0.17	0.10	0.14	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros)	0.17	0.10	0.14	0.11	0.16	0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.

4	Group information

Consolidated income statement (1)

(Million euros)

	1H16	Δ%	Δ% at constant exchange rates	1H15
Net interest income	8,365	11.2	26.1	7,521
Net fees and commissions	2,350	6.0	16.2	2,216
Net trading income	1,176	(17.5)	(9.6)	1,425
Dividend income	301	27.6	28.9	236
Share of profit or loss of entities accounted for using the equity method	1	(94.0)	(91.5)	21
Other operating income and expenses	40	(70.2)	(72.8)	135
Gross income	12,233	5.9	18.2	11,554
Operating expenses	(6,332)	10.8	21.1	(5,718)
Personnel expenses	(3,324)	10.9	20.2	(2,998)
Other administrative expenses	(2,319)	8.9	21.6	(2,130)
Depreciation	(689)	16.7	24.2	(590)
Operating income	5,901	1.1	15.2	5,836
Impairment on financial assets (net)	(2,110)	(4.4)	5.3	(2,208)
Provisions (net)	(262)	(33.4)	(26.1)	(394)
Other gains (losses)	(137)	(27.2)	(28.8)	(188)
Income before tax	3,391	11.3	31.9	3,046
Income tax	(920)	12.8	36.8	(815)
Net income from ongoing operations	2,471	10.8	30.2	2,231
Results from corporate operations (2)	—	—	—	727
Net income	2,471	(16.5)	(5.9)	2,958
Non-controlling interests	(639)	220.3	283.3	(200)
Net attributable profit	1,832	(33.6)	(25.5)	2,759
Net attributable profit excluding corporate operations	1,832	(9.8)	5.8	2,031
Earning per share (euros)	0.27			0.41
Earning per share (excluding corporate operations; euros)	0.27			0.30

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from the CX operation.

Gross income

The Group’s gross income performance in the second quarter of the year improved on the first quarter. The cumulative figure through June 2016 was €12,233m, a rise of 18.2% on the same period in 2015 (up 4.6% with Turkey in comparable terms). The good performance of the more recurring revenue continues to be of note.

Net interest income rose significantly in the second quarter of 2016 compared with

Results	5

the first, so the cumulative figure in the half year increased by 26.1% in year-on-year terms (up 7.9% with Turkey in comparable terms). By business areas, the trend in Mexico, South America, Turkey and the United States was positive, thanks to the strength of activity (above all in the first three geographical areas) and the defense of customer spreads (above all in South America, Turkey and the United States). In banking activity in Spain, in an environment of all-time low interest rates, lower cost of finance has not offset the decline in the yield on loans.

Increase in cumulative income from net fees and commissions through June 2016 (up 16.2% year-on-year, or up 3.1% with Turkey in comparable terms), thanks to the good performance in Mexico, South America and Turkey. Certain regulatory limitations in some countries such as Turkey, and the complex market situation during the quarter, have been offset by the strength of activity in emerging geographical areas and an increasingly diversified revenue base.

As a result, more recurring revenue (net interest income plus fees and commissions) has increased over the half year: up 23.8% in the last twelve months, or 6.8% with Turkey in comparable terms.

Positive trend in NTI in the second part of the half-year, as a result of increased sales in ALCO portfolios, together with the booking of the capital gains from the VISA Europe operation (on June 21, 2016, VISA Inc. completed the process of acquisition of VISA Europe Ltd. This transaction has resulted in the recognition of capital gains, before tax and minority interests, of €225m). However, the difficult situation in the financial markets and lower ALCO portfolio sales compared with the figure from the first half of 2015 mean that as a cumulative total through June 2016 the heading is lower than for the same period in 2015.

The dividend income heading mainly includes those from the Group’s stake in Telefónica and CNCB.

Lastly, other operating income and expenses includes the annual contribution to the new SRF (the aggregate of the national resolution funds), a negative impact in the Group of €122m. In 2015, the contribution was made to the FROB and booked in the fourth quarter. With respect to the insurance business, it is worth of note that its net contribution included under this heading has increased by 18.3% in the last twelve months.

Operating income

The year-on-year increase in cumulative operating expenses for the half-year has slowed to 21.1% (up 9.1% with Turkey in comparable terms), although they are still strongly influenced by the incorporation of CX and its associated integration costs, the high level of inflation in some geographical areas where BBVA operates, the negative effect that currency depreciation has had on cost items denominated in dollars and euros, and the investment plans still underway in some geographical areas.

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1H16	Δ%	1H15
Personnel expenses	3,324	10.9	2,998
Wages and salaries	2,587	12.1	2,307
Employee welfare expenses	482	9.7	440
Training expenses and other	255	1.8	251
Other administrative expenses	2,319	8.9	2,130
Premises	547	10.8	493
IT	477	11.4	428
Communications	151	15.6	130
Advertising and publicity	205	16.9	176
Corporate expenses	52	9.0	48
Other expenses	659	2.9	641
Levies and taxes	228	6.8	214
Administration expenses	5,644	10.1	5,127
Depreciation	689	16.7	590
Operating expenses	6,332	10.8	5,718
Gross income	12,233	5.9	11,554
Efficiency ratio (operating expenses/gross income; %)	51.8		49.5

6	Group information

As a result of these revenue and expenses figures, the cumulative efficiency ratio for the first half of 2016 has improved on the figure for the first quarter of this year (51.8% compared with 54.8% in the first quarter of 2016) and operating income amounted to €5,901m, a year-on-year increase of 15.2% (up 0.2% with Turkey in comparable terms).

Provisions and others

Impairment losses on financial assets for the quarter are closely in line with the previous quarter, which means that the cumulative figure for the half-year has increased year-on-year by 5.3%. With Turkey included in comparable terms, this heading continues to decline, with a year-on-year fall of 3.7%. By business areas, there was a fall in the Eurozone and South America and a limited increase in the rest of the geographical areas. In Turkey they have been negatively affected by an

Results	7

increase in provisions, that has an impact on the subsidiary in Romania. In Mexico they have increased below the growth in lending. Lastly, in the United States this heading is higher than in the same period of the previous year, due particularly to the increase in provisions following the downgrade in the rating of some companies operating in the energy (exploration & production) and metals & mining (basic materials) sectors in the first quarter of 2016, as in the second quarter they have declined by 41.3% compared with the figures registered between January and March 2016. As a result of the above, the Group’s cost of risk in the first half of this year (0.92%) is well below the figure for the same period in 2015 (1.16%) and at the same level as of 31-Mar-2016.

Lastly, there was also a decline in the allocation to provisions (net) and other gains/losses (down 27.0% year-on-year, or 26.9% with Turkey in comparable terms), which include among other, the provisions for contingent liabilities, contributions to pension funds and write-downs against buildings and foreclosed assets. This is largely due to lower impairments in real-estate in Spain.

Profit

As a result of the above, net income from ongoing operations grew by 30.2% year-on-year, or 4.6% with Turkey in comparable terms.

The results from corporate operations heading does not include any transaction in this period. In the first half of 2015 it included the capital gains from the various sale transactions equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill generated from the CX operation.

Overall, the net attributable profit for the first half of 2016 stands at €1,832m, of which banking activity in Spain contributed €619m, real-estate activity in Spain generated a loss of €209m, the United States generated €178m, Turkey €324m, Mexico €968m, South America €394m and the Rest of Eurasia €75m.

8	Group information

The Group’s income statement with Turkey in comparable terms

To ensure comparable figures, the Group’s income statement with year-on-year rates of change and Turkey in comparable terms is presented below (to isolate the effects of the purchase of an additional 14.89% stake in Garanti, as explained above).

Evolution of the consolidated income statement with Turkey in comparable terms (1)

(Millon euros)

	1H16	Δ%	Δ% at constant exchange rates
Net interest income	8,365	(4.9)	7.9
Net fees and commissions	2,350	(6.4)	3.1
Net trading income	1,176	(13.5)	(5.4)
Other income/expenses	343	(18.2)	(18.4)
Gross income	12,233	(6.5)	4.6
Operating expenses	(6,332)	(0.7)	9.1
Operating income	5,901	(12.1)	0.2
Impairment on financial assets (net)	(2,110)	(12.8)	(3.7)
Provisions (net) and other gains (losses)	(400)	(31.2)	(26.9)
Income before tax	3,391	(8.6)	7.6
Income tax	(920)	(3.1)	16.4
Net income from ongoing operations	2,471	(10.4)	4.6
Results from corporate operations (2)	—	n.m.	n.m.
Net income	2,471	(29.1)	(20.0)
Non-controlling interests	(639)	2.8	18.9
Net attributable profit	1,832	(36.0)	(28.2)
Net attributable profit excluding corporate operations	1,832	(14.3)	0.4

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from the CX operation.

Results	9

Balance sheet and business activity

Since June 2016, the consolidated financial statements of BBVA Group have been presented according to the models included in Circular 5/2015 of the Spanish Securities and Investment Board (CNMV), with the aim of adapting the content of public financial information of credit institutions to the terminology and formats of financial statements established by the European Union for credit institutions. The balance sheets presented below have been adapted to these models, not only for June 2016 but also for previous dates; in this latter case it is only for purposes of comparison.

The rates of change of BBVA Group’s balance-sheet and business activity balances from the end of December 2015 to the close of June 2016 continue to be negatively affected by the depreciation of exchange rates against the euro and by the difficult situation in the markets. With respect to the rest of trends, the most notable aspects in the six-month period are summarized below:

•	Growth in gross lending to customers. In the domestic sector, a change in trend, as sound new production figures pushed the balance as of 30-Jun-2016 to show a slight increase on the balance reported on 31-Dec-2015. This performance was achieved despite the fact that repayments in the mortgage portfolio continue to be higher than new production. The trend in loans to the non-domestic sector is

Consolidated balance sheet (1)

(Million euros)

	30-06-16	Δ%	31-12-15	30-06-15
Cash, cash balances at central banks and other demand deposits	25,127	(14.2)	29,282	23,403
Financial assets held for trading	84,532	7.9	78,326	82,693
Other financial assets designated at fair value through profit or loss	2,148	(7.0)	2,311	3,499
Available-for-sale financial assets	90,638	(20.1)	113,426	107,136
Loans and receivables	470,543	(0.3)	471,828	421,810
Loans and advances to central banks and credit institutions	43,603	(7.5)	47,146	35,864
Loans and advances to customers	415,872	0.4	414,165	374,888
Debt securities	11,068	5.2	10,516	11,058
Held-to-maturity investments	19,295	n.m.	—	—
Investments in subsidiaries, joint ventures and associates	1,131	28.6	879	1,013
Tangible assets	9,617	(3.3)	9,944	8,753
Intangible assets	9,936	(3.3)	10,275	9,212
Other assets	33,072	(2.2)	33,807	31,553

Total assets	746,040	(0.5)	750,078	689,071

Financial liabilities held for trading	58,753	6.4	55,203	56,977
Other financial liabilities designated at fair value through profit or loss	2,501	(5.6)	2,649	3,746
Financial liabilities at amortized cost	597,745	(1.4)	606,113	546,480
Deposits from central banks and credit institutions	101,827	(6.3)	108,630	94,763
Deposits from customers	406,284	0.7	403,362	363,639
Debt certificates	75,498	(7.9)	81,980	78,158
Other financial liabilities	14,137	16.4	12,141	9,919
Memorandum item: subordinated liabilities	17,120	6.3	16,109	16,126
Liabilities under insurance contracts	9,335	(0.8)	9,407	10,333
Other liabilities	21,744	2.2	21,267	20,538

Total liabilities	690,078	(0.7)	694,638	638,074

Non-controlling interests	8,527	4.6	8,149	1,728
Accumulated other comprehensive income	(4,327)	29.2	(3,349)	(2,909)
Shareholders’ funds	51,761	2.2	50,639	52,177

Total equity	55,962	0.9	55,439	50,997

Total equity and liabilities	746,040	(0.5)	750,078	689,071

Memorandum item:
Contingent liabilities	50,127	0.5	49,876	37,812

(1)	Since the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s assets and liabilities are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

10	Group information

strongly influenced by the aforementioned negative impact of currencies. Not including this effect, there has been growth in practically all the geographic areas across the Group’s global footprint, particularly in Mexico, South America and Turkey.

•	The Group’s non-performing loans have continued to decline, particularly in Spain (banking and real-estate activity) and Mexico.

•	Deposits from customers continue to perform favorably in practically all the geographical areas, despite the reduction in balances from the public sector.

•	Off-balance-sheet funds have declined in the half year due largely to the difficult situation in the markets, although there was a positive performance over the quarter of net sales of mutual funds, above all in Spain, which points to a change in trend over previous periods.

Loans and advances to customers

(Million euros)

	30-06-16	Δ%	31-12-15	30-06-15
Domestic sector	177,350	0.7	176,090	181,411
Public sector	21,605	0.6	21,471	22,998
Other domestic sectors	155,744	0.7	154,620	158,413
Secured loans	95,488	(2.4)	97,852	100,443
Other loans	60,256	6.1	56,768	57,970
Non-domestic sector	231,706	0.1	231,432	185,981
Secured loans	107,290	4.2	103,007	78,147
Other loans	124,416	(3.1)	128,425	107,834
Non-performing loans	24,212	(4.4)	25,333	25,766
Domestic sector	17,639	(9.5)	19,499	21,142
Non-domestic sector	6,572	12.7	5,834	4,624
Loans and advances to customers (gross)	433,268	0.1	432,855	393,159
Loan-loss provisions	(17,396)	(6.9)	(18,691)	(18,271)
Loans and advances to customers	415,872	0.4	414,165	374,888

Customer funds

(Million euros)

	30-06-16	Δ%	31-12-15	30-06-15
Deposits from customers	406,284	0.7	403,362	363,639
Domestic sector	173,951	(0.7)	175,142	178,581
Public sector	12,953	(15.7)	15,368	17,851
Other domestic sectors	160,998	0.8	159,774	160,729
Current and savings accounts	83,941	6.9	78,502	73,247
Time deposits	64,029	(7.6)	69,326	70,270
Assets sold under repurchase agreement and other	13,028	9.1	11,947	17,213
Non-domestic sector	232,097	1.8	227,927	184,792
Current and savings accounts	121,772	(1.7)	123,854	108,784
Time deposits	102,845	4.3	98,596	68,197
Assets sold under repurchase agreement and other	7,480	36.6	5,477	7,811
Subordinated liabilities	236	(19.3)	293	266
Other customer funds	130,116	(1.3)	131,822	132,783
Spain	77,670	(1.9)	79,181	78,985
Mutual funds	30,566	(2.9)	31,490	32,208
Pension funds	22,773	(0.5)	22,897	22,672
Other off-balance sheet funds	51	(58.6)	123	129
Customer portfolios	24,280	(1.6)	24,671	23,976
Rest of the world	52,446	(0.4)	52,641	53,798
Mutual funds and investment companies	22,921	(0.0)	22,930	24,942
Pension funds	9,289	7.4	8,645	6,283
Other off-balance sheet funds	3,319	(9.4)	3,663	3,711
Customer portfolios	16,918	(2.8)	17,404	18,861

Total customer funds	536,400	0.2	535,184	496,422

Balance sheet and business activity	11

Solvency

Capital base

BBVA closed the first half of 2016 with a fully-loaded CET1 ratio of 10.7%, which compares with a ratio of 10.5% at the close of March.

This represents the generation of 17 basis points of fully-loaded CET1. The increased ratio is the result of the Group’s generation of recurring earnings, despite the volatility of the markets during the period, together with a reduction of risk-weighted assets –RWA– (down 1.1% in the quarter under fully-loaded criteria), in line with the Group’s strategic goals of efficient management and allocation of capital. Other aspects related to the capital base are summarized below:

•	In April a new “dividend-option” program was completed, in which holders of 82.13% of free allocation rights chose to receive bonus BBVA shares.

•	In addition, on July 11, the Group paid an amount in cash of 0.08 euros gross per share, which has implied a disbursement of €518m.

In phased-in terms, the CET1 ratio was 12.0%, which includes the impact of the completed corporate reorganization in Peru.

The Tier 1 ratio ended the quarter at 12.7% and the Tier 2 at 3.0%, giving a total capital ratio of 15.7%.

With respect to fully-loaded Tier 1, the Group has completed the level of additional Tier 1 recommended by the solvency regulations (1.5% of RWA) in April, with the issue of contingent convertible bonds, classified as additional Tier 1 capital under the solvency regulations.

The Group maintains a high leverage ratio: 6.4% under fully-loaded criteria (6.6% phased-in), which compares very favorably with the rest of its peer group.

Lastly, it is worth noting the recent publication by the Federal Reserve (Fed) of the results of the comprehensive capital analysis and review (CCAR) for the main financial institutions in the United States. BBVA Compass is among the 30 banks (out of a total of 33) for which the Fed has approved its capital plan with no objections.

Ratings

In the first seven months of 2016 there was no change in BBVA’s rating. On April 13, DBRS downgraded BBVA’s outlook from positive to stable, as a result of a similar change in the outlook of Spain’s sovereign rating.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A–	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB+	A-2	Stable

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

Capital base (1)

(Million euros)

	CRD IV phased-in
	30-06-16 (2)	31-03-16	31-12-15	30-09-15	30-06-15
Common Equity Tier 1 (CET1)	47,557	46,471	48,554	46,460	43,422
Tier 1	50,362	48,272	48,554	46,460	43,422
Tier 2	11,742	11,566	11,646	11,820	11,276
Total Capital (Tier 1+Tier 2)	62,104	59,838	60,200	58,280	54,698
Risk-weighted assets	395,434	399,270	401,285	398,784	353,324
CET1 (%)	12.0	11.6	12.1	11.7	12.3
Tier 1 (%)	12.7	12.1	12.1	11.7	12.3
Tier 2 (%)	3.0	2.9	2.9	3.0	3.2
Total capital ratio (%)	15.7	15.0	15.0	14.6	15.5

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.
(2)	Temporary data.

12	Group information

Risk management

Credit risk

At the close of the first half of 2016 the trend of the main variables related to the Group’s credit risk management continue to be positive.

•	Credit risk has increased by 1.0% on the close of the previous quarter and 0.1% on the close of 2015 (up 0.8% and 1.3%, respectively, at constant exchange rates).

•	Non-performing loans have reduced their proportion of total credit risk in the Group to 5.1% and maintain the good performance seen in the first quarter of the year. Since March 2016, the balance has fallen by 2.5% (down 2.6% at constant exchange rates). The positive performance of this item in the business areas of Banking Activity in Spain (down 5.1%), Real Estate Activity in Spain (down 3.8%) and Mexico (down 4.4%) explain this decline. In contrast, South America registered an increase of 12.6% as a result of strong activity in the region. The United States posted a 15.1% increase due to the additions to NPL from customers linked to the energy (exploration & production) and metals & mining (basic materials) sectors, although it should be noted that the rate of increase has slowed on the previous quarter. Lastly, in Turkey, non-performing loans increased by 1.8%.

•	Loan-loss provisions have registered a slight quarterly decline of 2.5% (dow 5.9% year-to-date). By business areas they declined in Spain and to a lesser extent in Mexico.

•	As a result, the Group’s NPL ratio continues to decline and reached 5.1% as of 30-Jun-2016. The coverage ratio remains stable at 74%.

Credit risks (1)

(Million euros)

	30-06-16	31-03-16	31-12-15	30-09-15	30-06-15
Non-performing loans and contingent liabilities	24,834	25,473	25,996	26,395	26,369
Credit risks	483,169	478,429	482,518	474,693	430,870
Provisions	18,264	18,740	19,405	19,473	18,909
NPL ratio (%)	5.1	5.3	5.4	5.6	6.1
NPL coverage ratio (%)	74	74	74	74	72

(1)	Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	2Q16	1Q16	4Q15	3Q15	2Q15
Beginning balance	25,473	25,996	26,395	26,369	23,184
Entries	2,925	2,421	2,944	1,999	2,208
Recoveries	(2,189)	(1,519)	(2,016)	(1,657)	(1,621)
Net variation	737	902	928	342	587
Write-offs	(1,534)	(1,432)	(1,263)	(1,508)	(1,105)
Exchange rate differences and other	158	6	(63)	1,191	3,702
Period-end balance	24,834	25,473	25,996	26,395	26,369
Memorandum item:
Non-performing loans	24,212	24,826	25,333	25,747	25,766
Non-performing contingent liabilities	622	647	664	647	602

Risk management	13

•	Lastly, the cumulative cost of risk for the half year is practically the same as the levels observed in the first quarter (0.92%), and continues at much lower figures compared with the data for the first half of 2015.

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in the price formation process.

In the first half of 2016 liquidity and funding conditions have remained comfortable across BBVA Group’s global footprint.

•	The financial soundness of the Group’s banks is based on the funding of lending activity, basically through the use of customer funds. On the euro balance sheet, total deposits have remained stable, despite the current environment of low interest rates. Mexico, the United States and Turkey have also shown a positive trend.

•	It is thought that Brexit will have a limited impact on liquidity conditions in the Eurozone. No difficulties in short-term funding are expected, given the current large volume of excess liquidity in the system and the clear commitment of the European Central Bank (ECB).

•	On June 24, 2016, the ECB carried out the first of the four quarterly auctions under the new targeted longer-term refinancing operations (TLTRO II), with a 4-year maturity. BBVA has participated in the auction, increasing its net take-up by €10 billion. Overall, the Group’s total take-up in TLTRO is €23.7 billion.

•	BBVA S.A. has had recourse to the long-term wholesale funding markets, with two successful operations that have attracted the attention of the most important investors: an AT1 perpetual bond issue in the European market for €1 billion and securitization for €750m with an average maturity of 9 years, which has provided long-term funding under favorable price conditions.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates. There have been no international securities issues. Of particular note is Turkey, where access to stable funding has been demonstrated through the renewal of syndicated loans for €1 billion.

•	Short-term funding has also continued to perform positively, in a context marked by a high level of liquidity.

•	With respect to the new LCR regulatory liquidity ratio, BBVA Group has levels of over 100%, clearly higher than demanded by regulations (over 70% in 2016), both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first half of 2016 has been marked by the implementation of additional quantitative easing (QE) by the ECB, as well as a delay in the Fed interest-rate hikes in reaction to weaker job figures. Brexit has led to a global movement to assets considered lower risk; the effect eased at the close of June. Against this background, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Peru, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for the next 12 months has also been managed.

Interest rates

The aim of managing interest-rate risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations.

In the first half of 2016, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks. The amount of NTI generated in Europe, the United States, Mexico and Turkey is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Lastly, Brexit has had a limited impact on the debt markets, with no major increases in sovereign or BBVA’s debt spreads. It has therefore had a limited impact in NTI and the valuation of ALCO portfolios.

Economic capital

Economic risk capital (ERC) consumption at the close of May stood at €38,141m in consolidated terms, which is equivalent to a quarterly decline of 5.1%, mainly due to the depreciation of local currencies against the euro (basically the Mexican peso, the U.S. dollar and the Turkish lira), and particularly the decline in ERC due to other risks: a reduction in the available-for-sale portfolio, affecting the ERC pertaining to fixed-income (spread), which is partially offset by the increase in ERC due to market and equity risk.

14	Group information

The BBVA share

According to the latest information available, global growth remains stable at slightly above 3% year-on-year. The uncertainty of the global economic outlook has increased recently with the victory of the yes vote in the referendum for the United Kingdom to leave the European Union. In the most likely scenario, the impact of Brexit on the global economy would be temporary and of uncertain but limited strength: greatest in the United Kingdom, somewhat less so in the Eurozone and more limited in the rest of the world. In general, the growth of the developing economies has not been sufficient to offset the slowdown in emerging markets. The performance of the Chinese economy, with vulnerabilities derived from the high level of debt, will continue to determine global growth prospects, in particular for emerging economies. Geopolitical tension in some regions and the risk of a scenario of adjustment in the United States complete the outlook of global uncertainties in 2016 and 2017.

With respect to the performance of the main stock-market indices, in Europe the general Stoxx 50 closed up over the quarter (0.8%), while in the Eurozone the Euro Stoxx 50 and Ibex 35 moderated their downward trend, losing 4.7% and 6.4% respectively. In the United States, the S&P 500 closed at 1.9% above the level of the close of the first quarter of the year.

In the banking sector the European bank index Stoxx Banks and the Eurozone bank index Euro Stoxx fell over the quarter by 13.1% and 17.9% respectively, strongly impacted by the result of the Brexit referendum. In the United States the bank index S&P Regional Banks gained 2.6% on its level at the close of 31-Mar-2016.

The BBVA share and share performance ratios

	30-06-16	31-12-15
Number of shareholders	939,683	934,244
Number of shares issued	6,480,357,925	6,366,680,118
Daily average number of shares traded	58,526,721	46,641,017
Daily average trading (million euros)	343	393
Maximum price (euros)	6.88	9.77
Minimum price (euros)	4.50	6.70
Closing price (euros)	5.06	6.74
Book value per share (euros)	7.35	7.47
Tangible book value per share (euros)	5.81	5.85
Market capitalization (million euros)	32,817	42,905
Yield (dividend/price; %) (1)	7.3	5.5

(1)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

The BBVA share has outperformed the Euro Stoxx Banks index for the second consecutive quarter. The price reached 5.06 euros per share as of 30-Jun-2016, 13.3% down on the close of the previous quarter.

As regards shareholder remuneration, the Board of Directors of BBVA agreed on June 22, 2016 to pay €0.08 gross per share in cash, payable on July 11. Before this, on April 19, 2016, a capital increase against voluntary reserves was completed to develop the “dividend option” approved by the BBVA Board of Directors at its meeting on March 31, 2016.

The BBVA share	15

As a result, the number of ordinary BBVA shares increased by 113,677,807 following the execution of the “dividend option” in April, to a total of 6,480,357,925 shares as of 30-Jun-2016. The number of shareholders has remained practically unchanged (939,683). The shareholder base continues to be broad in the first half of the year, and there are no individual shareholders with a significant direct stake. Investors resident in Spain hold 44.9% of the share capital, while the percentage owned by non-resident shareholders stands at 55.1%.

Shareholder structure

(30-06-2016)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	200,924	21.4	14,653,966	0.2
151 to 450	195,254	20.8	53,242,530	0.8
451 to 1,800	290,878	31.0	277,373,511	4.3
1,801 to 4,500	132,290	14.1	377,073,768	5.8
4,501 to 9,000	61,607	6.6	388,104,645	6.0
9,001 to 45,000	51,924	5.5	904,966,384	14.0
More than 45,001	6,806	0.7	4,464,943,121	68.9
Total	939,683	100.0	6,480,357,925	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also on the Lima Stock Exchange (Peru) under an exchange agreement between these two markets. Among the main stock-market indices, BBVA shares are included on the Ibex 35 and Euro Stoxx 50, with an 7.9% weighting in the former and 1.7% in the latter, as well as on several banking industry indices, most notably Stoxx Banks, with a weighting of 4.7%, and Euro Stoxx Banks, with a weighting of 10.2%.

In addition, BBVA maintains a significant presence on the main international sustainability indices or ESG (Environmental, Social and Governance) indices, which evaluate the performance of companies in this area. In the second quarter of the year, the Bank renewed its place on the Ethibel Sustainability Index (ESI) Excellence Europe, Ethibel Sustainability Index (ESI) Excellence Global and Euronext Vigeo Eurozone 120.

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

16	Group information

Responsible banking

BBVA’s responsible banking model seeks to boost financial inclusion and literacy and support scientific research and culture. The Group operates with the highest level of integrity, a long-term focus, and a balanced relationship with customers, contributing to the development of the communities in which it is present. All this is in line with the Bank’s purpose: “to bring the age of opportunity to everyone”.

In the second quarter of the year, BBVA Bancomer and Seguros Bancomer received from the Mexican Center for Philanthropy (Cemefi) the “Socially Responsible Company” recognition, which is awarded to all leading companies in the field of social responsibility that have certifiable standards in community involvement and support for the populations over which they have an influence. This recognition was awarded for the first time in 2000. BBVA Bancomer has been the only bank to receive this recognition for more than fifteen years.

Financial Literacy

The Institute for Financial Literacy, a non-governmental organization based in the United States, has awarded the recognition Excellence in Financial Literacy Education to BBVA Bancomer for the approach and the results of its financial literacy program “Adelante con tu futuro” (Forward with your future), in the “Organization of the Year” category.

Products with a high social impact

The UN Sustainable Development Goals Fund (SDG-F) has chosen the BBVA Microfinance Foundation for its contribution to economic, social and environmental development, along with another three Spanish organizations, as a case study in the guide it will draft on the company’s role in the achievement of those goals. Specifically, the BBVA Microfinance Foundation is focused on the goals of eradicating poverty and supporting decent work, economic growth and gender equality.

In addition, the BBVA Microfinance Foundation has presented its 2015 Social Performance Report “Measuring What Really Matters” at the Institute of International Finance in Washington. The report explains the social impact results obtained by the eight entities making up the Foundation in the seven countries in which it operates. Since its creation in 2007, the Foundation has granted US$7.2 billion in loans to nearly 5 million vulnerable entrepreneurs, improving the lives of around 7 million people.

With respect to BBVA’s support for individuals with special needs, BBVA Compass’ Community Reinvestment Act (CRA) performance has improved its rating to “satisfactory” in the latest examination conducted by the Federal Reserve of Atlanta, which measures how banks meet the need for credit in the communities in which they operate.

Society

Science and culture

The BBVA Foundation has held the 8th Frontiers of Knowledge Awards, which recognize people who have made particularly significant progress in a wide range of scientific, technological and artistic areas. A special concert by the Symphony Orchestra of Madrid paid tribute to the award-winners.

In its exhibition space, the BBVA Provincial Foundation has presented in their rooms the exhibition “Miguel de Cervantes. Retablo de las maravillas”, as part of the events celebrating the 4th centennial of the death of Miguel de Cervantes Saavedra.

The team

Great Place To Work® (GPTW) has chosen Cristina de Parias as “Best Executive in 2016” and BBVA Spain as one of the best places to work in Spain. Cristina de Parias’s recognition and BBVA Spain’s presence in the different studies conducted by GPTW confirm one of the principles of the Group’s new strategy and vision: people are the key to our success and, for this reason, we strive every day to look after our professionals as well as the people we work for.

Additionally, BBVA Bancomer has been awarded, once again, the Great Place to Work® logo as one of the best places to work in Mexico and has improved its position to seventh place in the category of companies with over 5,000 employees.

In Spain, the fifth year of the Territorios Solidarios project has begun. This initiative offers the Bank’s employees the chance to put forward non-profit organizations which are then voted by the rest of staff and can win up to 10,000 euros to fund a project within their area of activity. This year, 1,650,000 euros will be distributed among the most-voted initiatives, 1,560,000 euros in the general category and 90,000 euros in the volunteer work category.

Responsible banking	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2016 the reporting structure of BBVA Group’s business areas remains basically the same as in 2015:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet. Since April 2015 it also includes the activity, balance sheet and earnings of CX.

•	Real-estate activity in Spain covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers. Since April 2015 it also includes these same assets and loans from CX.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Turkey includes the activity of the Garanti Group. BBVA’s stake in Garanti (39.9% since the third quarter of 2015) has been incorporated into the Group’s financial statements since then by the full integration method. The above has had an impact on the year-on-year rates of change in the earnings, balance-sheet and activity of this area due to the change in the scope of consolidation. In order to make the comparison against 2015 easier, rates of change are shown by taking into account the stake in Garanti on an equivalent basis, i.e. including the stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015 (Turkey in comparable terms).

•	Mexico includes all the banking, real-estate and insurance businesses in the country.
•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group in 2015.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

18	Business areas

Major income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
1H16
Net interest income	8,365	1,943	42	938	1,606	2,556	1,441	86	8,612	(247)
Gross income	12,233	3,293	11	1,330	2,154	3,309	1,999	281	12,377	(144)
Operating income	5,901	1,493	(56)	424	1,321	2,112	1,078	111	6,483	(583)
Income before tax	3,391	897	(289)	240	1,022	1,300	804	104	4,077	(686)
Net attributable profit	1,832	619	(209)	178	324	968	394	75	2,350	(518)
1H15
Net interest income	7,521	1,980	(12)	883	425	2,731	1,652	85	7,745	(224)
Gross income	11,554	3,709	(64)	1,321	510	3,565	2,296	265	11,603	(49)
Operating income	5,836	2,088	(124)	440	289	2,252	1,285	89	6,318	(482)
Income before tax	3,046	1,041	(436)	381	219	1,384	929	66	3,584	(538)
Net attributable profit	2,759	731	(301)	276	174	1,045	475	43	2,444	315

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

Breakdown of gross income, operating income and net attributable profit by geography (1)

(1H16.	Percentage)

	Banking activity in Spain	Spain (2)	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	26.6	26.7	10.7	17.4	26.7	16.2	2.3
Operating income	23.0	22.2	6.5	20.4	32.6	16.6	1.7
Net attributable profit	26.3	17.5	7.6	13.8	41.2	16.8	3.2

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Major balance sheet items and risk-weighted assets by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
30-06-16
Loans and advances to customers	415,872	186,318	6,362	59,317	57,975	46,293	45,049	14,427	415,742	130
Deposits from customers	406,284	183,918	157	62,484	52,112	50,477	43,709	13,426	406,284	—
Off-balance sheet funds	88,918	53,385	5	—	3,919	20,754	10,475	379	88,918	—
Risk-weighted assets	395,434	116,886	11,947	61,520	77,025	49,655	53,746	15,280	386,084	9,375
31-12-15
Loans and advances to customers	414,165	184,115	8,228	59,796	55,182	47,534	43,596	15,579	414,029	136
Deposits from customers	403,362	185,484	131	63,715	47,199	49,553	42,227	15,053	403,362	—
Off-balance sheet funds	89,748	54,504	6	—	3,620	21,557	9,729	331	89,748	—
Risk-weighted assets	401,285	121,889	14,606	60,092	73,207	50,330	56,564	15,355	392,044	9,241

Business areas	19

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred. In other words, it is calculated in a way that is standard for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread that is established based on the conditions and outlook of the financial markets. Additionally, there are agreements for the allocation of earnings between the product-generating units and the distribution units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Interest rates

(Quarterly averages)

	2016		2015
	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.04	0.05	0.05	0.05	0.05
Euribor 3 months	(0.26)	(0.19)	(0.09)	(0.03)	(0.01)	0.05
Euribor 1 year	(0.02)	0.01	0.09	0.16	0.17	0.25
USA Federal rates	0.50	0.50	0.33	0.25	0.25	0.25
TIIE (Mexico)	4.08	3.80	3.35	3.32	3.30	3.30
CBRT (Turkey)	8.50	8.98	8.78	8.66	8.26	7.99

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	30-06-16	Δ% on 30-06-15	Δ% on 31-12-15	1H16	Δ% on 1H 15
Mexican peso	20.6347	(15.0)	(8.3)	20.1694	(16.3)
U.S. dollar	1.1102	0.8	(1.9)	1.1159	(0.0)
Argentinean peso	16.5467	(38.6)	(14.6)	15.9880	(38.5)
Chilean peso	734.21	(3.3)	4.8	769.23	(9.9)
Colombian peso	3,236.25	(10.7)	5.8	3,484.32	(20.5)
Peruvian new sol	3.6490	(2.6)	1.6	3.7715	(8.3)
Venezuelan bolivar fuerte	1,170.9602	(81.1)	(59.9)	1,170.9602	(81.1)
Turkish lira	3.2060	(6.6)	(0.9)	3.2589	(12.2)

20	Business areas

Banking activity in Spain

Highlights
•	Slight growth in gross lending to customers in the first half of the year.
•	Increase in the more liquid and lower-cost customer deposits.
•	Revenues affected by lower fees and commissions, VISA and SRF.
•	Moderate increase in operating expenses and new reduction in impairment losses on financial assets.
•	Improved risk indicators.

Banking activity in Spain	21

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H16	Δ%	1H15
Net interest income	1,943	(1.9)	1,980
Net fees and commissions	771	(4.8)	810
Net trading income	390	(42.1)	674
Other income/expenses	189	(22.6)	244
Gross income	3,293	(11.2)	3,709
Operating expenses	(1,800)	11.0	(1,621)
Personnel expenses	(1,008)	11.9	(900)
Other administrative expenses	(634)	14.8	(552)
Depreciation	(158)	(6.2)	(169)
Operating income	1,493	(28.5)	2,088
Impairment on financial assets (net)	(509)	(34.4)	(775)
Provisions (net) and other gains (losses)	(87)	(67.9)	(272)
Income before tax	897	(13.8)	1,041
Income tax	(276)	(10.2)	(308)
Net income	621	(15.3)	733
Non-controlling interests	(2)	3.2	(2)
Net attributable profit	619	(15.3)	731

Major balance sheet items	30-06-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	35,434	3.3	34,298
Financial assets	120,848	2.7	117,631
Loans and advances to customers	186,318	1.2	184,115
Inter-area positions	198	(71.4)	692
Tangible assets	729	3.8	702
Other assets	2,115	(9.5)	2,338

Total assets/liabilities and equity	345,640	1.7	339,775

Deposits from central banks and credit institutions	67,266	13.1	59,456
Deposits from customers	183,918	(0.8)	185,484
Debt certificates	35,147	(15.1)	41,422
Subordinated liabilities	2,504	6.7	2,347
Inter-area positions	—	—	—
Financial liabilities held for trading	43,103	7.9	39,955
Other liabilities	3,709	100.1	1,854
Economic capital allocated	9,993	7.9	9,259

Relevant business indicators	30-06-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	188,500	0.4	187,719
Customer deposits under management (1)	171,596	2.7	167,026
Off-balance sheet funds (2)	53,385	(2.1)	54,504
Risk-weighted assets	116,886	(4.1)	121,889
Efficiency ratio (%)	54.7		50.6
NPL ratio (%)	6.0		6.6
NPL coverage ratio (%)	60		59
Cost of risk (%)	0.43		0.71

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The economic recovery in Spain has continued into 2016. GDP grew by 0.8% in the first quarter of 2016, which represents a stabilization in growth at a year-on-year rate of 3.4%. Preliminary indicators for the second quarter are consistent with a slight slowdown to 0.6%. However, sound domestic demand will allow the annual average to be close to 3%. For 2017, the outlook is for moderation to continue, given stagnant foreign demand and the increase in oil prices.

The financial system maintains the positive trend of recent months. The total figure of non-performing loans continues to decline (down 18.2% year-on-year with the latest available information as of May 2016). This trend is reflected in the NPL ratio, which stands at 9.8% at the close of May 2016. The deleveraging process of families and companies is continuing as expected. Also, according to data as of May 2016, there was a 5.1% year-on-year decline in the volume of loans to the private sector, although the flow of new retail operations (to families and SMEs) continues to improve (up 10.4% year-on-year in the cumulative figure for the first five months of 2016), despite a reduction in operations with large companies. Lastly, the use by Spanish banks of the Eurosystem liquidity has remained relatively stable in recent months (€127 billion as of June 2016), down 4.3% on the figure for a year earlier. The ECB’s new targeted longer-term refinancing operations (TLTRO II) began in June 2016. In total, €399 billion were requested and €368 billion repaid from TLTRO I. This represents an additional demand for liquidity of €30 billion. Lastly, the eighth and final TLTRO I also took place in June; €6.7 billion were requested by the banks.

Activity

The loan book declined 0.2% year-on-year. However, it shows a slight increase of 0.4% since the end of December 2015. This is thanks to the good performance of new production in the area: new mortgages are growing 22% year-on-year (but repayments in this portfolio are still higher than new entries), consumer finance by 45% and commercial loans by 10% (figures not including CX). Moreover, the outstanding portfolio of performing loans to developers of €1.1bn has been transferred from real-estate activity in Spain to banking activity in Spain.

22	Business areas

As regards asset quality, NPL flows have continued to decline, thanks particularly to a good rate of recoveries. As a result, the NPL ratio improved by 45 basis points since 31-Mar-2016 to 6.0%. Slight improvement of the coverage ratio which ends the period at 60%.

In customer deposits under management, time deposits have declined and the more liquid balances of current and savings accounts have grown. The total volume increased by 2.7% over the half-year (up 7.4% year-on-year).

Off-balance-sheet customer funds have fallen by 2.1% since the close of 2015, and 2.9% in the last twelve months. However, net mutual funds inflows have been positive in all the months of the last quarter, which shows a change in trend with respect to previous periods.

Earnings

The most relevant aspects of earnings in this area continue to be:

•	In an environment of all-time low interest rates, cumulative net interest income through June 2016 has fallen year-on-year by 1.9%. This is because the cheaper finance, both retail (reduction in the cost of deposits) and wholesale, does not offset the decline in yields on loans. However, there has been an increase of 3.4% on the figure generated in the second quarter compared with the first.

•	Sluggish market activity has led to a decline (down 4.8% year-on-year) of income from fees and commissions, linked mainly to funds and securities, as well as investment banking operations.

•	The contribution from NTI over the half-year is lower than in the same period in 2015 (down 42.1% in the last twelve months), due mainly to lower ALCO portfolio sales and a very difficult six months in the markets. However, comparing the figure generated in the second quarter with that of the previous quarter, there was an important increase (€237m), helped both by higher ALCO portfolio sales and the VISA Europe deal, which has generated gross capital gains in this area of €138m.

•	Booking under the other income/ expenses heading of the annual contribution to the Single Resolution Fund (SRF), which had a negative effect in the area of €117m gross and a year-on-year change in the cumulative figure for the half-year of –22.6%. It should be taken into account that in 2015 the contribution was made to the FROB and booked in the fourth quarter.

•	Slowdown of the growth in operating expenses (up 11.0% year-on-year) compared with that shown in the report for the first quarter of 2016.

•	The continued improvement in asset quality is reflected in lower impairment losses on financial assets compared with the first half of 2015 (down 34.4% year-on-year). As a result, the cumulative cost of risk through June 2016 stands at 0.43% year-on-year, a figure slightly lower to that of the previous quarter (0.45%), and far below the figure for the year 2015 (0.71%).

•	Provisions (net) and other gains/ losses have declined year-on-year by 67.9%, basically as a result of lower costs associated with the transformation process.

•	As a result, the net attributable profit generated by banking activity in Spain in the first half of 2016 was €619m, a year-on-year decline of 15.3%.

Banking activity in Spain	23

Real-estate activity in Spain

Highlights
•	The growing trend in demand, prices and activity in the mortgage market continues.
•	The negative contribution from the area to earnings continues to decline.
•	Further reduction of NPLs.

Coverage of real-estate exposure in Spain (1)

(Million of euros as of 30-06-16)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	6,178	3,279	53
NPL	5,598	3,148	56
Substandard	580	131	23
Foreclosed real-estate and other assets	14,749	8,651	59
From real-estate developers	8,815	5,372	61
From dwellings	4,482	2,531	56
Other	1,452	748	52

Subtotal	20,927	11,930	57

Performing	2,407
With collateral	2,130
Finished properties	1,641
Construction in progress	274
Land	215
Without collateral and other	276
Real-estate exposure	23,334	11,930	51

(1)	Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Industry trends

39,461 homes were sold in April 2016 according to the General Council of Spanish Notaries, with the cumulative figure for 2016 registering year-on-year growth of 18.0%.

The year-on-year growth in the average price of the properties sold has been maintained. The figure in the first quarter of 2016 was 6.3%, two percentage points more than in the fourth quarter of 2015, according to the latest information released by the National Institute of Statistics (INE).

Strong demand and a very low cost of finance have led to increased activity in the mortgage market. Bank of Spain data show that this credit heading was up by 33.4% in year-on-year terms in May. The cumulative figure for the five first months of the year shows a 34.3% increase with respect to the figure for the same period in 2015.

The figures related to construction activity show greater strength than in the previous year: the number of construction permits approved in the four first months of the year grew by 42.1% compared with the same period in 2015.

Activity

BBVA continues with its strategy of reducing its net exposure to the real-estate sector in Spain, both in the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and to foreclosed real-estate assets from retail mortgage loans. As of 30-Jun-2016, the figure stood at €11,404m (in accordance with the scope of transparency stipulated by Bank of Spain Circular 5/2011 dated November 30), a fall of 13.3% since June

24	Business areas

of 2015. It has declined by 8.0% with respect to the figure for December 2015.

Total real-estate exposure, including outstanding loans to developers, foreclosures and other assets, reflects a coverage ratio of 51% at the close of the first half of 2016, which represents an improvement of 1.4 percentage points with respect to the figure for June 2015 and 0.9 percentage points against the data for 31-Dec-2015, while it is practically the same as the figure for 31-Mar-2016.

Non-performing loans have fallen again over the quarter, with new additions to NPL declining over the period. The coverage ratio for non-performing and substandard loans stands at 53% (NPL plus substandard).

Sales of real-estate assets in the first half of the year amounted to 3,913 units and a total price of €332m, or 6,196 units and €529m if the sales of assets on the developer balance sheet are added to this figure (all these figures do not take into account the figures from CX). The increase in the sales of properties over the same period of the previous year was 62% in units or 48% in millions of euros; or 13% in units and 11% in millions of euros, including the sales of assets on the developer balance sheet. In the second quarter of 2016, the total number of sales exceeded that for the previous quarter by 13%, although it stands at very similar figures (+1%) for foreclosed real-estate. Progress continues in selective sales and in prioritizing profitability.

Earnings

This business area posted a loss of €209m in the first half of 2016, a figure that is less negative than in the same period in 2015 (a loss of €301m), mainly as a result of lower needs for loan-loss and real-estate provisions, due to a better scenario of the cost of funding in the asset portfolios and lower financed volumes as a result of reduced exposure.

Financial statements

(Million euros)

Income statement	1H16	Δ%	1H15
Net interest income	42	n.m.	(12)
Net fees and commissions	2	85.5	1
Net trading income	(0)	n.m.	1
Other income/expenses	(33)	(39.8)	(54)
Gross income	11	n.m.	(64)
Operating expenses	(67)	9.4	(61)
Personnel expenses	(32)	(0.5)	(32)
Other administrative expenses	(21)	24.2	(17)
Depreciation	(14)	15.9	(12)
Operating income	(56)	(55.1)	(124)
Impairment on financial assets (net)	(85)	(26.8)	(116)
Provisions (net) and other gains (losses)	(148)	(24.5)	(196)
Income before tax	(289)	(33.9)	(436)
Income tax	80	(41.0)	135
Net income	(209)	(30.7)	(301)
Non-controlling interests	0	n.m.	0
Net attributable profit	(209)	(30.6)	(301)

Major balance sheet items	30-06-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	7	27.2	5
Financial assets	892	109.7	425
Loans and advances to customers	6,362	(22.7)	8,228
Inter-area positions	—	—	—
Tangible assets	1,159	(10.9)	1,302
Other assets	6,568	(8.3)	7,162
Total assets/liabilities and equity	14,988	(12.5)	17,122
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	157	20.1	131
Debt certificates	—	—	—
Subordinated liabilities	854	(0.3)	857
Inter-area positions	10,573	(16.8)	12,708
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,404	(0.7)	3,427
Memorandum item:
Risk-weighted assets	11,947	(18.2)	14,606

Real-estate activity in Spain	25

The United States

Highlights
•	Moderation in lending growth, focused on profitability.
•	Strong growth in customer deposits under management.
•	No objections by the Fed to the capital plan submitted by BBVA Compass.
•	Positive performance of net interest income, recovery in income from fees and commissions and moderate growth of expenses.
•	Reduction in the cumulative cost of risk compared to the first quarter of 2016.

26	Business areas

Macro and industry trends

According to the latest official estimates, U.S. GDP grew by 1.1% (annualized quarterly rate) in the first quarter of 2016, and the figure is expected to improve in the second quarter, supported by domestic consumption. However, strong domestic spending does not appear to be enough to off-set the negative impact of an uncertain external environment, with adverse impacts on investment and exports. In addition, the positive trend in the labor market is losing strength and inflation expectations discounted by the market continue to fall below 2%.

Against this background, where growth would be maintained slightly above 2% in 2016 and 2017, caution will guide the Fed’s normalization of interest rates.

With respect to the foreign exchange markets, the dollar has gained ground in an uncertain global environment. Unless expressly stated otherwise, all the comments below on rates of change are expressed at a constant exchange rate.

In the financial system, the downward trend in the overall NPL ratio for the sector has continued and went below 2.2% at the close of the first quarter of 2016. In terms of activity, growth in lending remains robust (up 6.7% year-on-year, on May data), supported by the progress made in commercial loans and consumer finance. Despite greater volatility in recent months, deposits continue to post positive rates of growth. The financial sector is in good shape, despite the low interest rate environment and an increase in loan-loss provisions.

Activity

Growth rates in gross lending to customers have moderated further in the United States, continuing the trend that began in the second half of 2015. There are two main reasons for this: a) the area’s strategy for selective growth of the most profitable portfolios and segments and b) targeted portfolio sales, concentrated in the commercial and residential real estate segments. Lending has grown by 1.2% so far this year, down 0.7% at current exchange rate and up 4.4% year-on-year (+5.2% at current exchange rate), with a particular focus on commercial lending (up 1.4% since December 2015 and 5.5% since June 2015) and consumer loans (up 0.8% and 6.6% respectively).

With regard to asset quality, there has been a slight increase in the figure of non-performing

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H16	Δ%	Δ% (1)	1H15
Net interest income	938	6.3	6.4	883
Net fees and commissions	306	(3.2)	(3.2)	316
Net trading income	93	(12.8)	(12.8)	107
Other income/expenses	(8)	n.m.	n.m.	16
Gross income	1,330	0.7	0.7	1,321
Operating expenses	(906)	2.8	2.8	(881)
Personnel expenses	(534)	6.1	6.1	(503)
Other administrative expenses	(278)	1.5	1.5	(274)
Depreciation	(94)	(9.6)	(9.6)	(104)
Operating income	424	(3.6)	(3.6)	440
Impairment on financial assets (net)	(149)	137.9	138.0	(62)
Provisions (net) and other gains (losses)	(36)	n.m.	n.m.	3
Income before tax	240	(37.1)	(37.1)	381
Income tax	(62)	(41.1)	(41.1)	(105)
Net income	178	(35.5)	(35.5)	276
Non-controlling interests	(0)	n.m.	n.m.	(0)
Net attributable profit	178	(35.5)	(35.5)	276

Major balance sheet items	30-06-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	9,152	2.2	4.2	8,953
Financial assets	14,797	2.3	4.3	14,468
Loans and advances to customers	59,317	(0.8)	1.2	59,796
Inter-area positions	—	—	—	—
Tangible assets	751	(3.8)	(1.9)	780
Other assets	2,597	5.7	7.8	2,457
Total assets/liabilities and equity	86,614	0.2	2.2	86,454
Deposits from central banks and credit institutions	5,685	(6.8)	(5.0)	6,100
Deposits from customers	62,484	(1.9)	0.0	63,715
Debt certificates	899	(2.4)	(0.5)	921
Subordinated liabilities	1,490	2.1	4.1	1,459
Inter-area positions	3,252	112.7	116.9	1,529
Financial liabilities held for trading	3,930	2.2	4.3	3,844
Other liabilities	5,480	(4.2)	(2.3)	5,718
Economic capital allocated	3,395	7.2	9.3	3,167

Relevant business indicators	30-06-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	60,148	(0.7)	1.2	60,599
Customer deposits under management (2)	59,615	(0.9)	1.0	60,173
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	61,520	2.4	4.4	60,092
Efficiency ratio (%)	68.1			68.6
NPL ratio (%)	1.6			0.9
NPL coverage ratio (%)	90			151
Cost of risk (%)	0.49			0.25

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

The United States	27

loans in the first quarter of 2016. As a result, the NPL ratio closed the first half of 2016 at 1.6%, 19 basis points above the figure at the close of March 2016. BBVA in the United States maintains a conservative and prudent policy of extending credit to companies in the energy sector (the reserve-based exploration & production portfolio accounts for 3.1% of the total BBVA Compass portfolio). The coverage ratio closed 30-Jun-2016 at 90%.

Customer deposits under management continued to grow strongly: up 1.0% since December 2015 and up 4.8% in year-on-year terms (down 0.9% and up 5.6% respectively at current exchange rate), strongly supported by the favorable performance of current and savings accounts (up 2.2% and 5.2%, respectively; up 0.2% and 6.0% including the exchange rate effect).

Finally, it is worth noting that the Fed announced it has no objections to the capital plan submitted by BBVA Compass as part of the Comprehensive Capital Analysis Review. In addition, BBVA Compass exceeded the applicable regulatory minimum capital ratios required under the Dodd-Frank Act Stress Test.

Earnings

The United States continues to post a favorable performance of net interest income. The half-yearly figure increased by 6.4% (up 6.3% at current exchange rate) in the last twelve months thanks to the positive trend in activity and the defense of customer spreads (the cost of deposits has remained flat, while the yield on new loan production is growing).

Income from fees and commissions rebounded in the second quarter of the year (up 10.9% against the figure generated in the first three months of 2016). However, the accumulated figure for the first six months continues to show a decline (–3.2% year-on-year).

NTI fell 12.8% year-on-year as a result of the difficult situation in the markets and lower sales of ALCO portfolios compared with those recorded in the same period in 2015.

Operating expenses showed moderation in their year-on-year rate of growth (up 2.8%) compared to the first quarter.

Finally, cumulative impairment losses on financial assets are higher than in the same period the previous year due to the increase in activity and particularly to the rise in provisions following the rating downgrades in the first quarter of 2016 on some companies that operate in the energy (exploration & production) and metals & mining (basic materials) sectors. In the second quarter, impairment losses on financial assets fell by 41.3% compared to the figure recorded for January-March 2016. As a result of the above, the area’s cumulative cost of risk in the first half of this year is below the figure for the first quarter of 2016: 0.49% (0.63% in the first quarter).

To sum up, the United States generated a net attributable profit in the first half of 2016 of €178m, 35.5% lower than the figure for the same period in 2015.

28	Business areas

Turkey

Highlights
•	Strong lending activity, heavily concentrated in loans in Turkish lira.
•	Growth in customer deposits under management, above the growth in lending.
•	Favorable trend in revenues and moderation in the rate of growth of expenses.
•	Superior performance of the main asset quality indicators.

Turkey	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H16	Δ% (1)	Δ% (1. 2)	1H15
Net interest income	1,606	(5.5)	7.5	425
Net fees and commissions	392	(0.0)	13.8	98
Net trading income	128	n.m.	n.m.	(22)
Other income/expenses	28	(21.8)	(11.0)	9
Gross income	2,154	5.5	20.1	510
Operating expenses	(833)	(5.2)	7.9	(221)
Personnel expenses	(438)	(0.5)	13.3	(112)
Other administrative expenses	(307)	(15.8)	(4.1)	(91)
Depreciation	(88)	18.4	34.8	(19)
Operating income	1,321	13.7	29.4	289
Impairment on financial assets (net)	(301)	6.0	20.7	(71)
Provisions (net) and other gains (losses)	1	(36.1)	(27.2)	1
Income before tax	1,022	16.0	32.1	219
Income tax	(203)	13.4	29.2	(44)
Net income	819	16.6	32.8	174
Non-controlling interests	(495)	17.2	33.5	—
Net attributable profit	324	15.8	31.8	174

Major balance sheet items	30-06-16	Δ%	Δ% (2)	31-12-15
Cash and balances with central banks, credit institutions and others	14,082	(3.6)	(2.7)	14,608
Financial assets	14,391	(4.1)	(3.2)	15,006
Loans and advances to customers	57,975	5.1	6.0	55,182
Tangible assets	1,419	0.9	1.8	1,406
Other assets	2,654	(5.3)	(4.4)	2,801

Total assets/liabilities and equity	90,520	1.7	2.6	89,003

Deposits from central banks and credit institutions	12,405	(26.3)	(25.6)	16,823
Deposits from customers	52,112	10.4	11.4	47,199
Debt certificates	7,814	(1.8)	(0.9)	7,954
Subordinated liabilities	—	—	—	—
Financial liabilities held for trading	904	7.2	8.2	843
Other liabilities	14,763	1.7	2.6	14,521
Economic capital allocated	2,522	51.7	53.1	1,663

Relevant business indicators	30-06-16	Δ%	Δ% (2)	31-12-15
Loans and advances to customers (gross) (3)	60,587	4.9	5.9	57,768
Customer deposits under management (3)	46,764	7.8	8.8	43,393
Off-balance sheet funds (4)	3,919	8.3	9.3	3,620
Risk-weighted assets	77,025	5.2	6.2	73,207
Efficiency ratio (%)	38.7			47.7
NPL ratio (%)	2.7			2.8
NPL coverage ratio (%)	128			129
Cost of risk (%)	1.03			1.11

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	Figures at constant exchange rate.
(3)	Excluding repos.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

In Turkey, economic growth slowed in the first quarter of 2016 to 4.8% year-on-year, as a result of the negative impact of investment and net exports, although public and private consumption remains strong. Additional slowdowns are expected due to the drop in tourism in the second quarter of the year, although the outlook for growth remains close to 4% for the whole of 2016. Inflation started to increase in June to 7.6%.

In this scenario, the Central Bank of Turkey (CBRT) will continue with its prudent management of monetary policy, given the margin to further reduce the reference interest rate corridor if there is confirmation of lower pressure from tourist demand and less impact from the depreciation of the currency.

The Turkish financial sector continues to moderate credit growth towards more sustainable rates. Currently it remains close to double-digit year-on-year rates (allowing for the effect of the Turkish lira, growth is 9.0% according to June 2016 figures). Deposits have also slowed their rate of growth in the first half of 2016 (hovers around 13% year-on-year, according to latest June data). The NPL ratio increased slightly to 3.3%, but the comparison remains favorable against the average for the banking systems in Europe. As regards solvency, the sector continues to enjoy high levels of capitalization. Lastly, in terms of profitability, the cost of finance is putting downward pressure on net interest income.

Activity

BBVA’s stake in Garanti (39.9% since the third quarter of 2015) has been incorporated into the Group’s financial statements since then by the full integration method. The above has had an impact on the year-on-year rates of change in the earnings, balance-sheet and activity of this area due to the change in the scope of consolidation. In order to make comparison against 2015 easier, rates of change are shown by taking into account the stake in Garanti on an equivalent basis, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015 (hereinafter “Turkey in comparable terms”). In addition, all the comments below on rates of change will be expressed at constant exchange rate, unless expressly stated otherwise.

The area’s gross lending to customers has increased so far this year by 5.9% (up 4.9% at

30	Business areas

current exchange rate), which represents year-on-year growth of 12.9% (up 5.5% at current exchange rate). The increase in lending has slowed slightly over the second quarter of 2016, in line with the general trend in the sector. However, Garanti is continuing with its strategy focused on selective growth in the more profitable products. Loans in Turkish lira continue to be the main driver of activity, and Garanti Bank has registered a half-yearly rise of 8.8%. As in previous periods, it has been strongly supported by the positive change in business banking loans, the residential mortgage portfolio and general-purpose loans (basically, consumer loans), portfolios in which Garanti further strengthened its market position. Loans in foreign currency (also in Garanti Bank) are up 1.8% in the half-year, strongly affected by the good performance of project finance, particularly in the first quarter of 2016.

With regard to the performance of the asset quality indicators, is worth of note the improvement of the NPL ratio over the quarter (2.7% as of 30-Jun-2016). The balance of non-performing loans has grown slightly below lending (up 1.7% over the quarter). However, the NPL ratio continues to be below the average for the sector. Small decline of the coverage ratio (128% at the close of the first half of 2016).

On the liabilities side, customer deposits under management have grown above lending. The positive trend in current and savings accounts and term deposits explains the acceleration in the rate of growth of customer deposits under management so far this year (up 8.8% since 31-Dec-2015 or up 7.8% at current exchange rate).

Lastly, of particular note is the good capital management carried out by Garanti, thanks to which the bank maintains strong solvency levels, among the highest in its peer group. Significantly, according to June 2016 data, the capital ratios have improved once more on those for the previous quarter.

Earnings

Turkey generated a net attributable profit in the first half of the year of €324m, up 31.8% on the figure registered in the same period in 2015 (up 15.8% at current exchange rate). The most relevant aspects of earnings in the area are summarized below:

•	Good performance of net interest income, which is up 7.5% year-on-year (down 5.5% at current exchange rate). The greater volumes and improved customer spreads (due both to the increased yield on loans and to the reduction in the cost of deposits) explain this positive performance.

•	Favorable trend also in income from fees and commissions (up 13.8% year-on-year and flat at current exchange rate), thanks to a good diversification and improvement in the payment systems implemented over the second quarter of 2016. This more than offsets any adverse effects on this heading, such as from the temporary suspension of account maintenance and administration fees imposed by the Turkish Council of State in January 2016.

•	Positive contribution from NTI, due to the capital gains from the divestment of ALCO portfolios and revenue from the VISA deal (in November 2015, VISA Inc. reached a final agreement to purchase VISA Europe, from which Garanti received €87m gross of tax for the shares it held in VISA Europe). Also contributing to the good NTI figures is the favorable trend in the Global Markets unit.

•	Decline in the year-on-year rate of growth in operating expenses (up 7.9% year-on-year or down 5.2% at current exchange rate), thanks to the cost discipline that has been implemented. Despite all this, this heading continues to be affected by the impact of the depreciation of the Turkish lira on the cost headings denominated in foreign currency, the still high inflation rate and the investments made in the upgrading, modernization and digitization of traditional channels, as well as the 30% increase in the minimum wage since January 2016. The efficiency ratio at 30-June-2016 has improved by 4.7 percentage points from the first half of 2015 to 38.7%.

•	Lastly, 20.7% year-on-year growth in impairment losses on financial assets (up 6.0% at current exchange rate), influenced by the negative impact of the depreciation of the Turkish lira in the last twelve months and due to an increase in provisions affecting the subsidiary in Romania. The above puts the cumulative cost of risk through June 2016 at 1.03%.

Turkey	31

Mexico

Highlights

•	Strong lending activity in both the wholesale and retail segments.

•	Good performance in deposits.

•	Positive trend in revenues.

•	Operating expenses grow below gross income.

•	Improved risk indicators over the quarter.

32	Business areas

Macro and industry trends

Mexico’s GDP grew in the first quarter of 2016 at 2.8%, supported more by dynamic domestic spending than by foreign demand or public spending. However, slow industrial production activity in the US and recent cuts in public spending reinforce the outlook for moderate growth. Inflation expectations remain anchored at levels compatible with the Mexican Central Bank (Banxico) target of close to 3%. However, in a move to prevent the risk of exchange depreciation from intensifying the upward trend in core inflation, Banxico hiked reference interest rates by 50 basis points to 4.25% at its meeting in June.

In the foreign exchange market, the peso’s exchange rate against the euro closed in June 8.3% below the figure six months earlier. Average exchange rates depreciated by 16.3% year-on-year.

The country’s financial system maintains high solvency levels, with a total capital adequacy ratio of 14.9%, according to data available as of May 2016. The NPL ratio has decreased slightly over the year to 2.5%, according to information released by the National Securities Banking Commission (CNBV) for May. In terms of activity, also according to CNBV data for May 2016, the balance of the loans granted by commercial banks registered a nominal year-on-year growth of 13.4%, thanks to the good performance across all the segments, particularly in corporate lending (up 15.2%) and consumer finance, the latter strongly influenced by the positive trend in personal loans. Mortgage lending has increased by 11.5% over the last year, boosted by the middle-income and residential mortgage segments. Fund gathering has also performed strongly, in both demand and time deposits.

Activity

All the comments below on rates of change will be given at constant exchange rates, unless expressly stated otherwise.

According to data as of the close of the first half of 2016, BBVA in Mexico performed well in terms of lending, which is up 6.8% since the end of 2015 and 14.2% year-on-year (down 2.1% and 3.0%, respectively, at current exchange rate). The portfolio’s wholesale and retail segments both show a positive trend: the former posted growth of 7.8% (down 1.1% at current exchange rate) year to date and 17.0% year-on-year (down 0.6% at current exchange

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H16	Δ%	Δ% (1)	1H15
Net interest income	2,556	(6.4)	11.8	2,731
Net fees and commissions	556	(8.1)	9.7	605
Net trading income	97	(11.6)	5.6	110
Other income/expenses	101	(15.6)	0.8	119
Gross income	3,309	(7.2)	10.9	3,565
Operating expenses	(1,198)	(8.8)	8.9	(1,313)
Personnel expenses	(519)	(10.7)	6.7	(581)
General and administrative expenses	(558)	(10.7)	6.7	(624)
Depreciation	(121)	12.0	33.7	(108)
Operating income	2,112	(6.2)	12.0	2,252
Impairment on financial assets (net)	(788)	(7.5)	10.5	(852)
Provisions (net) and other gains (losses)	(24)	47.9	76.7	(16)
Income before tax	1,300	(6.1)	12.2	1,384
Income tax	(331)	(2.2)	16.9	(338)
Net income	968	(7.4)	10.7	1,045
Non-controlling interests	(0)	n.m.	n.m.	(0)
Net attributable profit	968	(7.4)	10.6	1,045

Major balance sheet items	30-06-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	6,003	(50.4)	(45.9)	12,115
Financial assets	32,831	(0.8)	8.2	33,097
Loans and advances to customers	46,293	(2.6)	6.2	47,534
Tangible assets	2,003	(5.9)	2.6	2,130
Other assets	5,966	26.4	37.9	4,719

Total assets/liabilities and equity	93,097	(6.5)	2.0	99,594

Deposits from central banks and credit institutions	5,904	(53.9)	(49.8)	12,817
Deposits from customers	50,477	1.9	11.1	49,553
Debt certificates	4,814	(7.5)	0.9	5,204
Subordinated liabilities	4,500	1.4	10.7	4,436
Financial liabilities held for trading	7,713	8.1	17.9	7,134
Other liabilities	15,259	1.4	10.6	15,045
Economic capital allocated	4,429	(18.0)	(10.6)	5,404

Relevant business indicators	30-06-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	47,776	(2.1)	6.8	48,784
Customer deposits under management (2)	42,541	(1.8)	7.1	43,332
Off-balance sheet funds (3)	20,754	(3.7)	5.0	21,557
Risk-weighted assets	49,655	(1.3)	7.6	50,330
Efficiency ratio (%)	36.2			37.0
NPL ratio (%)	2.5			2.6
NPL coverage ratio (%)	121			120
Cost of risk (%)	3.29			3.28

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Mexico	33

rate), while the latter is up 5.5% compared to the figure for the end of 2015 (down 3.3% at current exchange rate) and 12.5% with respect to the figure for the same date last year (down 4.4% at current exchange rate).

Worth highlighting in the wholesale portfolio are business loans, including loans to corporates and SMEs, which are up 10.0% over the first half of the year and 21.0% in the last year (up 0.8% and 2.9%, respectively, at current exchange rate). Lending to real-estate developers has also improved its trend, posting positive year-on-year rates of growth for four consecutive quarters.

The retail portfolio has clearly improved its performance. This growth continues to be boosted by consumer finance and small companies loans, which increased by 9.4% and 13.4%, respectively, in the first half of the year (up 0.3% and 4.0% including the exchange-rate effect), and 22.4% and 27.3% in year-on-year terms (up 4.0% and 8.1% at current exchange rate). Consumer finance continues to be boosted by the good performance of pre-approved loans. The performance of credit cards is practically flat so far this year (up 0.2%, or down 8.2% including the exchange-rate effect), although the year-on-year comparison shows a better trend, since it is up 5.2% (down 10.6% at current exchange rate). Of note are the good data in credit card new production, which using cumulative figures for the first half of the year is up 17.0% over the last twelve months. Due to its high maturity, the mortgage loan portfolio has registered more limited growth: up 3.0% with respect to the balance in December 2015 (down 5.6% at current exchange rate) and up 5.5% compared with the figure at the end of June the previous year (down 10.4% at current exchange rate). However, new production as of June 2016 in residential mortgages has been 19.0% higher than in the same period the previous year.

This trend has been accompanied by sound asset quality. In the quarter both the NPL and coverage ratios showed improvement and closed the month of June at 2.5% and 121% respectively.

Total customer funds (customer deposits under management, mutual funds, pension funds and other off-balance-sheet funds) grew 6.4% year to date (up 12.0% in year-on-year terms). At current exchange rate, these rates of change are –2.5% and –4.8%, respectively. All products have continued to perform well: current and savings accounts are up 20.6% (up 2.4% at current exchange rate) since the end of June 2015 (up 4.9% since last December and down 3.9% including the exchange-rate effect), while time deposits grew by 7.6% (down 8.5% at current exchange rate) over the last twelve months (up 17.3%, or 7.5% at current exchange rate over the first half of the year).

Thanks to this trend, BBVA in Mexico can maintain a profitable funding mix in which the lower-cost items account for more than 80% of total customer deposits under management. Off-balance-sheet funds are up 5.0% in the first half of the year (down 3.7% at current exchange rate) and 1.9% over the last year (down 13.4% at current exchange rate).

Earnings

BBVA in Mexico posted a net attributable profit in the first half of the year of €968m, with a year-on-year rate of growth of 10.6% (down 7.4% at current exchange rate). The highlights of the area’s cumulative income statement for the first half of 2016 are included below:

•	Positive performance of net interest income, with a year-on-year increase of 11.8% (down 6.4% at current exchange rate), boosted mainly by the higher volumes in lending and fund gathering.

•	Good performance of income from fees and commissions, with a year-on-year growth of 9.7% (down 8.1% at current exchange rate), largely due to the favorable trend fees from credit cards and online banking.

•	NTI also compares favorably, with year-on-year growth of 5.6% (down 11.6% at current exchange rate), due to the greater contribution from the Global Markets unit and an increase in the volume of exchange rate operations with clients.

•	The other income/expenses heading has registered year-on-year growth of 0.8% (down 15.6% at current exchange rate), driven mainly by the better performance of the insurance business, which has offset the increase in the cost of the deposit guarantee fund resulting from the higher volume of liabilities.

•	As a result of the above, gross income grew year-on-year by 10.9% (down 7.2% at current exchange rate), higher than the percentage increase in operating expenses (up 8.9% at constant exchange rate and down 8.8% at current exchange rate). The above is reflected in a new improvement in the efficiency ratio (36.2%), which also still compares favorably with the average for the sector (51.4%, with local information from the CNBV at the close of May 2016).

•	Lastly, a positive trend in impairment losses on financial assets, which have grown over the last twelve months below the figure for the loan portfolio. Thus, the cumulative cost of risk as of June 2016 stands at 3.29%.

34	Business areas

South America

Highlights

•	Strong business activity, driven by the private individual segment.

•	High capacity to generate recurring revenues and favorable trend in NTI.

•	Costs influenced by high inflation in some countries and the exchange-rate effect.

•	Slight worsening of risk indicators, strongly affected by the moderation in the environment, but improvement in the cost of risk.

South America	35

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H6	Δ%	Δ% (1)	1H15
Net interest income	1,441	(12.8)	14.3	1,652
Net fees and commissions	299	(17.0)	8.2	360
Net trading income	319	4.3	62.9	306
Other income/expenses	(59)	169.8	n.m.	(22)
Gross income	1,999	(12.9)	14.2	2,296
Operating expenses	(921)	(8.9)	18.8	(1,011)
Personnel expenses	(479)	(8.9)	18.2	(525)
Other administrative expenses	(396)	(8.6)	19.7	(433)
Depreciation	(47)	(11.6)	17.1	(53)
Operating income	1,078	(16.1)	10.6	1,285
Impairment on financial assets (net)	(245)	(20.9)	(3.2)	(310)
Provisions (net) and other gains (losses)	(29)	(36.8)	109.8	(45)
Income before tax	804	(13.5)	13.6	929
Income tax	(271)	(0.6)	42.2	(272)
Net income	533	(18.9)	3.1	657
Non-controlling interests	(139)	(23.5)	(6.8)	(182)
Net attributable profit	394	(17.1)	7.1	475

Major balance sheet items	30-06-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks, credit institutions and others	13,982	(7.6)	(4.6)	15,135
Financial assets	9,706	1.5	1.3	9,561
Loans and advances to customers	45,049	3.3	2.6	43,596
Tangible assets	704	(2.0)	4.7	718
Other assets	1,782	7.9	9.4	1,652

Total assets/liabilities and equity	71,224	0.8	1.1	70,661

Deposits from central banks and credit institutions	6,656	(17.5)	(19.8)	8,070
Deposits from customers	43,709	3.5	4.7	42,227
Debt certificates	5,128	6.7	3.4	4,806
Subordinated liabilities	1,782	1.0	(3.0)	1,765
Financial liabilities held for trading	3,008	(10.0)	(13.6)	3,342
Other liabilities	8,438	7.8	10.8	7,825
Economic capital allocated	2,502	(4.7)	(1.5)	2,626

Relevant business indicators	30-06-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	46,505	3.4	2.6	44,970
Customer deposits under management (3)	43,996	4.7	5.9	42,032
Off-balance sheet funds (4)	10,475	7.7	8.7	9,729
Risk-weighted assets	53,746	(5.0)	(3.5)	56,564
Efficiency ratio (%)	46.1			44.2
NPL ratio (%)	2.7			2.3
NPL coverage ratio (%)	111			123
Cost of risk (%)	1.10			1.26

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

In general, the correction in economic activity in South America has continued at the start of 2016. A decline in the region’s aggregate GDP can be expected, due both to the deteriorating outlook in Brazil, and in general the weakness of countries with a greater weight in Mercosur. Weakness of internal private demand and particularly investment is hampering growth. Moreover, the external sector is less favorable both in terms of activity and the upturns of global volatility. The moderation in countries in the Pacific Alliance will be less marked with average growth slightly above 2% for 2016 and 2017.

The central banks of the economies with an inflation target are likely to have more room for maneuver to prioritize economic recovery by keeping interest rates as they are, or even cutting them slightly, provided that there is no strong resurgence of financial tension and inflation rates do not deviate from monetary policy targets. Thus, exchange rates will continue to be affected by high volatility, with a trend for depreciation, as a result of the deterioration of the terms of trade and global volatility.

The financial sector remains sound, with acceptable levels of capitalization, good profitability and NPL ratios in check. In terms of activity, there has been a robust increase in lending, while deposits continue to perform strongly.

Activity

Unless expressly stated otherwise, all the comments below on rates of change are expressed at constant exchange rates.

Gross lending to customers has performed well so far this year (up 2.6% or up 3.4% at current exchange rates), boosted in particular by the individuals segment. Of note within this segment is the positive trend in credit cards (up 7.9% or down 0.7% at current), followed by residential mortgages (up 4.6%, or 8.7% at current), and consumer finance (up 1.7% or 2.8% at current). By geographic area, Argentina performed particularly well (up 15.8% or down 1.2% at current), as did Colombia (up 4.5% or 10.6% at current) and Uruguay (up 3.9% or down 0.1% at current). In year-on-year terms, lending increased 12.5% in the region (up 0.3% at current exchange rates).

In terms of asset quality, the moderation of the economic environment has also impacted the NPL and coverage ratios in the area, which closed 30-Jun-2016 at 2.7% and 111% respectively.

36	Business areas

On-balance-sheet and off-balance-sheet customer funds have grown by 6.4% since the close of the previous year (up 5.2% at current exchange rates). The performance was positive in all the geographical areas, particularly in Argentina (up 23.1%, or 5.1% at current), Colombia (up 11.9%, or 18.4% at current) and Uruguay (up 6.9%, or 2.8% at current). By product, the best performance was in time deposits (up 10.5%, or 11.3% at current) and, to a lesser extent, transactional accounts (up 2.0%, or down 0.6% at current). As a result of the above, the year-on-year rate of change in customer funds was up 17.1% (up 2.8% at current exchange rates).

Earnings

South America closed the first half of the year with a net attributable profit of €394m, a year-on-year increase of 7.1% (down 17.1% at current exchange rates). Highlights:

•	Positive performance of gross income, thanks to good generation of recurring revenue, boosted by strong activity and defense of customer spreads. Net interest income has grown by 14.3% (down 12.8% at current) and income from fees and commissions by 8.2% (down 17.0% at current). NTI also had superior performance, rising by 62.9% (up 4.3% at current). Much of this result was due to Argentina, following the lifting of the “exchange clamp” (which originated in Argentina in November 2011), and Colombia, due to the sale of holdings.

•	Operating expenses have increased by 18.8% in year-on-year terms (down 8.9% at current exchange rates), affected by the high inflation in some countries in the region and the unfavorable exchange rate against the dollar, which has a negative impact on items denominated in the U.S. currency.

•	Impairment losses on financial assets declined by 3.2% in the last twelve months (down 20.9% at current) as a consequence of the decrease in provisions due to credit quality improvement, which puts the cumulative cost of risk in the region as of 30-Jun-2016 at 1.10%.

By country, Argentina has performed best in recurring revenue, thanks to strong activity and the defense of spreads, thus offsetting the increase in expenses linked to inflation. Chile has been affected by higher loan-loss provisions. Growth of gross income in Colombia has been boosted basically by income from fees and commissions and NTI, offsetting the increase in expenses and loan-loss provisions. In Peru, the growth in net interest income and income from fees and commissions is in line with activity, which combined with improved loan-loss provisions has not managed to offset the lower contribution from NTI.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	30-06-16	31-12-15	30-06-16	31-12-15	30-06-16	31-12-15	30-06-16	31-12-15	30-06-16	31-12-15
Loans and advances to customers (gross) (1, 2)	4,015	3,468	13,541	13,420	12,010	11,490	13,485	13,552	557	333
Customer deposits under management (1, 3)	5,497	4,558	9,275	9,220	12,270	10,970	11,936	12,350	918	558
Off-balance sheet funds (1, 4)	766	530	1,468	1,394	632	562	1,366	1,333	0	0
Risk-weighted assets	7,648	9,115	13,945	13,915	11,458	11,020	16,365	17,484	1,086	1,788
Efficiency ratio (%)	50.4	51.3	52.1	47.0	38.6	38.9	37.7	34.9	53.9	33.3
NPL ratio (%)	0.8	0.6	2.4	2.3	3.1	2.3	3.2	2.8	0.5	0.6
NPL coverage ratio (%)	392	517	71	72	110	137	115	124	566	457
Cost of risk (%)	1.68	1.52	0.78	1.05	1.05	1.55	1.32	1.40	1.84	0.43

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1H16	Δ%	Δ% at constant exchange rates	1H15	1H16	Δ%	Δ% at constant exchange rates	1H15
Argentina	273	(9.7)	46.9	303	123	(0.7)	61.4	124
Chile	153	(17.2)	(8.1)	185	54	(26.0)	(17.8)	74
Colombia	262	(11.3)	11.6	296	128	(20.0)	0.6	160
Peru	326	(11.0)	(3.0)	367	79	(12.6)	(4.6)	91
Venezuela	24	(74.1)	37.5	94	(8)	n.m.	n.m.	9
Other countries (1)	38	(6.0)	17.5	40	18	(1.6)	31.8	18

Total	1,078	(16.1)	10.6	1,285	394	(17.1)	7.1	475

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	37

Rest of Eurasia

Highlights

•	Slowdown in lending activity in the first half of the year.

•	Growth in customer deposits under management in Asia and decline in Europe.

•	Year-on-year increase in the area’s net attributable profit thanks to the positive trend in revenues and moderation in expenses.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H16	Δ%	1H15
Net interest income	86	1.1	85
Net fees and commissions	92	1.6	90
Net trading income	60	(32.5)	89
Other income/expenses	42	n.m.	0
Gross income	281	5.9	265
Operating expenses	(170)	(3.4)	(176)
Personnel expenses	(89)	(11.0)	(100)
Other administrative expenses	(75)	9.0	(68)
Depreciation	(6)	(14.6)	(7)
Operating income	111	24.4	89
Impairment on financial assets (net)	(9)	(68.9)	(28)
Provisions (net) and other gains (losses)	2	(67.5)	5
Income before tax	104	56.5	66
Income tax	(28)	22.7	(23)
Net income	75	74.6	43
Non-controlling interests	—	—	—
Net attributable profit	75	74.6	43

Major balance sheet items	30-06-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	1,136	(37.9)	1,829
Financial assets	1,900	1.7	1,868
Loans and advances to customers	14,427	(7.4)	15,579
Inter-area positions	1,667	(56.0)	3,790
Tangible assets	39	(6.5)	42
Other assets	326	(9.5)	360

Total assets/liabilities and equity	19,495	(16.9)	23,469

Deposits from central banks and credit institutions	3,910	(27.1)	5,364
Deposits from customers	13,426	(10.8)	15,053
Debt certificates	—	(100.0)	0
Subordinated liabilities	320	0.9	317
Inter-area positions	—	—	—
Financial liabilities held for trading	95	11.9	85
Other liabilities	464	(66.4)	1,381
Economic capital allocated	1,280	0.9	1,269

Macro and industry trends

The Eurozone economy gathered pace in the first half of 2016 to 0.6% quarterly, a level it could maintain in the second quarter. Growth for the year as a whole will finally depend on the negative impact that Brexit may have on the confidence of households and companies, and finance costs for the economy. In this environment, the role of the ECB’s stimulus programs is key to guaranteeing lax monetary conditions that contribute to achieve the price stability target and ensure economic recovery.

Activity and earnings

The area’s loan book closed the first half of the year with a reduction of 7.3% since the end of December 2015 and 5.0% since the end of June 2015, greatly influenced by the decline in activity of both the branch offices in Europe and Asia (although in the latter, lending grew 2.6% year-on-year).

With regards to the main credit risk indicators, since March 2016 the NPL ratio increased slightly and closed the month of June at 2.7%; coverage improved, ending the semester at 97%.

The performance of customer deposits under management was uneven: growth in Asia, with a positive trend (up 194.1% in the first half of the year and 131.7% over the last twelve months) and a reduction in European branches (down 17.2% since December 2015 but up 7.9% since June 2015). All in for the whole area, this caption was down 10.8% in the first half but grew 14.0% in the last twelve months.

As regards earnings, gross income in the first half of the year grew by 5.9% compared with the figure registered in the same period the previous year. This was achieved despite the impact of the current macro environment, with a scenario of very low interest rates that

38	Business areas

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	30-06-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	15,019	(7.0)	16,143
Customer deposits under management (1)	13,347	(10.8)	14,959
Off-balance sheet funds (2)	379	14.5	331
Risk-weighted assets	15,280	(0.5)	15,355
Efficiency ratio (%)	60.5		74.4
NPL ratio (%)	2.7		2.5
NPL coverage ratio (%)	97		96
Cost of risk (%)	0.06		0.02

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

has led to a narrowing of spreads, and fewer transactions by the wholesale businesses. The trend in this heading has been positive throughout the year. A comparison of the gross income generated in the second quarter of 2016 with the figure for the first quarter, reveals a rate of growth of 51.6%, due mainly to the greater contribution from the Global Markets unit, with significant growth in the distribution franchise and in leveraging. Also worth of note is the dividend received from

CNCB. This increase was in both European branch offices (up 6.7%) and in Asia (which almost multiplied by five the figure for the first quarter). Meanwhile, the moderation in operating expenses continues, with a cumulative year-on-year decline in the first half of 3.4%. As a result, this area contributed a net attributable profit between January and June 2016 of €75m, 74.6% higher than in the first half of 2015.

Rest of Eurasia	39

Corporate Center

Financial statements

(Million euros)

Income statement	1H16	Δ%	1H15
Net interest income	(247)	10.0	(224)
Net fees and commissions	(68)	6.1	(64)
Net trading income	88	(44.7)	159
Other income/expenses	82	3.4	80
Gross income	(144)	191.7	(49)
Operating expenses	(438)	1.4	(433)
Personnel expenses	(226)	(7.4)	(244)
General and administrative expenses	(52)	(26.1)	(70)
Depreciation	(161)	35.6	(118)
Operating income	(583)	20.9	(482)
Impairment on financial assets (net)	(26)	n.m.	5
Provisions (net) and other gains (losses)	(78)	27.7	(61)
Income before tax	(686)	27.6	(538)
Income tax	172	22.0	141
Net income from ongoing operations	(515)	29.6	(397)
Results from corporate operations (1)	0	(100.0)	727
Net income	(515)	n.m.	330
Non-controlling interests	(3)	(81.7)	(15)
Net attributable profit	(518)	n.m.	315
Net attributable profit excluding corporate operations	(518)	25.5	(413)

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from the CX operation.

Major balance sheet items	30-06-16	Δ%	31-12-15
Cash and balances with central banks, credit institutions and others	2	14.0	2
Financial assets	2,380	(17.5)	2,885
Loans and advances to customers	130	(4.7)	136
Inter-area positions	—	—	—
Tangible assets	2,813	(1.8)	2,865
Other assets	21,000	(7.0)	22,592

Total assets/liabilities and equity	26,326	(7.6)	28,481

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	4,813	(17.8)	5,857
Subordinated liabilities	5,434	17.2	4,636
Inter-area positions	(11,960)	22.6	(9,755)
Financial liabilities held for trading	—	—	—
Other liabilities	4,879	(6.9)	5,242
Shareholder’s funds	50,685	2.8	49,315
Economic capital allocated	(27,525)	2.7	(26,814)

The Corporate Center’s income statement is influenced mainly by:

•	Lower contribution from NTI compared with the same period in 2015, when capital gains from Holdings in Industrial and Financial Companies unit were booked.

•	Payment of the Telefónica dividend in the second quarter

•	Lack of corporate operations. The result from corporate operations in the first half of 2015 basically include €705m in capital gains after tax from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and €22m from the badwill generated in the CX operation.

The Corporate Center posted a negative cumulative result of €518m, which compares with a negative net attributable profit, excluding corporate operations, of €413m in the first half of 2015.

40	Business areas

Annex

Other information: Corporate & Investment Banking

Highlights

•	Favorable performance of lending activity.

•	Decline in the first half of the year in customer deposits under management.

•	Better earnings in the second quarter than in the first, although net attributable profit has declined in year-on-year terms, affected by increased loan-loss provisions.

•	Improved asset quality indicators over the quarter.

Other information: Corporate & Investment Banking	41

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1H16	Δ%	Δ% (1)	1H15
Net interest income	658	(7.4)	1.3	711
Net fees and commissions	302	(17.4)	(11.8)	365
Net trading income	241	(44.9)	(38.5)	436
Other income/expenses	89	33.8	27.7	66
Gross income	1,289	(18.4)	(11.2)	1,579
Operating expenses	(501)	0.6	5.5	(498)
Personnel expenses	(261)	0.5	4.4	(260)
General and administrative expenses	(192)	(3.5)	2.7	(199)
Depreciation	(48)	22.6	26.4	(39)
Operating income	788	(27.1)	(19.3)	1,081
Impairment on financial assets (net)	(194)	281.2	n.m.	(51)
Provisions (net) and other gains (losses)	(47)	n.m.	n.m.	2
Income before tax	547	(47.0)	(41.2)	1,032
Income tax	(162)	(47.2)	(41.2)	(308)
Net income	385	(46.9)	(41.2)	724
Non-controlling interests	(57)	(22.3)	1.7	(73)
Net attributable profit	328	(49.6)	(45.3)	651

Major balance sheet items	30-06-16	Δ%	Δ%(1)	31-12-15
Cash and balances with central banks, credit institutions and others	28,603	(6.7)	(5.1)	30,664
Financial assets	96,179	6.4	7.7	90,367
Loans and advances to customers	58,208	0.5	1.9	57,944
Inter-area positions	—	—	—	—
Tangible assets	39	(12.8)	(8.0)	45
Other assets	3,623	(5.6)	(6.1)	3,837
Off-balance sheet funds	186,651	2.1	3.5	182,856
Deposits from central banks and credit institutions	46,165	(15.1)	(13.4)	54,362
Deposits from customers	50,570	(4.3)	(2.8)	52,851
Debt certificates	25	n.m.	n.m.	(36)
Subordinated liabilities	2,258	8.8	15.4	2,075
Inter-area positions	21,032	119.8	122.2	9,568
Financial liabilities held for trading	58,505	5.8	6.0	55,274
Other liabilities	3,611	(14.2)	(12.6)	4,207
Economic capital allocated	4,485	(1.6)	0.7	4,557

Relevant business indicators	30-06-16	Δ%	Δ%(1)	31-12-15
Loans and advances to customers (gross) (2)	54,271	(0.0)	1.5	54,281
Customer deposits under management (2)	37,535	(13.7)	(12.0)	43,478
Off-balance sheet funds (3)	1,155	6.5	9.9	1,084
Efficiency ratio (%)	38.9			35.0
NPL ratio (%)	1.3			1.4
NPL coverage ratio (%)	80			86
Cost of risk (%)	0.23			0.21

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

In the short term, the maintenance of lax monetary policies in the developed world (with a normalization of interest rates by the Fed slower than expected up to now), and the upward trend in oil prices will help direct capital flows toward emerging economies. However, global volatility episodes should be kept in close watch as they could interrupt this trend.

Activity

All the comments below on rates of change are expressed at a constant exchange rate, unless expressly stated otherwise.

The main aspects of the Group’s wholesale business activity are:

•	In a context of higher pressure on margins (negative interest rates) and excess liquidity, especially in Europe, gross lending to customers continues to register double digit year-on-year rates of growth. As of 30-Jun-2016 year-on-year growth was 11.0% and half-yearly growth of 1.5% (up 6.7% and flat, respectively, at current exchange rates), thanks to the favorable performance registered in practically all the geographical areas, particularly in Mexico and South America.

•	Improvement in asset quality indicators over the quarter. As of 30-Jun-2016, the NPL and coverage ratios closed at 1.3% and 80%, respectively (1.7% and 72% as of 31-Mar-2016).

•	Decline in customer deposits under management in the semester, which as of 30-Jun-2016 were 12.0% below the figure for December 2015 (down 13.7% at current exchange rates). Year-on-year they were up 7.5% (up 3.2% at current exchange rates). This performance since the closing of 2015 is greatly influenced by Spain.

Earnings

CIB posted a net attributable profit in the first half of 2016 of €328m, of which €119m were obtained between January and March and €208m between April and June. This represents 74.5% growth in the quarter (up 78.2% at constant exchange rates), thanks to an exceptional month of June in revenue generation. In cumulative terms, the profit

42	Annex

for the first half of the year is 45.3% below the figure for the same period in 2015 (down 49.6% at current exchange rates), affected strongly by higher loan-loss provisions. The highlights of the income statement are summarized below:

•	Good performance of gross income in the second quarter of 2016, with double-digit growth (up 17.2% at constant exchange rates; up 14.8% at current) on the previous quarter, although in the cumulative figure for the first half of the year it has declined by 11.2% year-on-year (down 18.4% at current exchange rates) due mainly to difficult situation in the markets during the year, with limited activity in the purely banking business and the absence of one-off transactions.

The Deep Blue plan was implemented to address this market reality. Since its launch, the results have been very positive. This cross-cutting initiative is designed to involve several CIB teams in visits to clients to offer the solutions that best fit their needs. Underwriting instructions worth €27,000m have been submitted as a result of this plan, which are being monitored on a recurrent basis.

The Global Markets unit has improved its performance in the second quarter compared to the first (28.5% growth in gross income, up 23.8% at current exchange rates), thanks to the exceptional month of June and the leveraging of the volatile Brexit environment. By geographical area, the positive trend in leverage have been consolidated in Mexico as a result of the hike in rates, while the exchange-rate business has continued to perform favorably in Latin America. Lastly, the activity in debt capital markets (DCM) has also improved.

As regards Corporate Finance, in equity capital markets (ECM), the second quarter of the year started with relatively high activity, with two large deals in the primary market (Telepizza and Parques Reunidos). In addition, the Banco Popular capital increase has been completed and placed successfully. The world of mergers and acquisitions (M&A) has reached record levels in Spain, with strong activity, but with closings still awaiting finance or regulatory authorizations. Activity has also been strong in Mexico. Worth mentioning is the good pipeline of deals, both in these two geographical areas and in South America.

•	Cumulative operating expenses have increased by 5.5% with respect to the same period in 2015 (up 0.6% at current exchange rates). The keys have been the growth in technology costs associated with the investment plan and the close check being kept on personnel expenses.

•	Lastly, a significant effort has been made this year so far in provisions for impairment losses on financial assets, due mainly to the rating downgrades (particularly in the first quarter of 2016) of some companies in the United States operating in the energy (exploration & production) and the metals & mining (basic materials) sectors. This basically explains the increase in this heading over the last twelve months.

Other information: Corporate & Investment Banking	43

Conciliation of the BBVA Group’s financial statements

Presented below is the reconciliation between the consolidated income statement and the management income statement, which is shown throughout this management report for the first half of 2015. The main difference between both is the method used for integrating Garanti’s earnings. In the management income statement, the Group’s earnings were presented by consolidating Garanti in the proportion corresponding to the percentage held by BBVA Group in the Turkish bank until the first half of 2015 (25.01%), versus the integration using the equity method in the consolidated income statement. The “results from corporate operations” heading in the management income statement for the first half of 2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill generated by the CX operation. In the consolidated income statement, these earnings are included under profit from continuing operations.

Conciliation of the BBVA Group’s income statements. First half 2015

(Million euros)

		Adjustmets
Consolidated income statements		Garanti integrated proportionally	Garanti by the equity method	Corporate operations (1)	Management income statements
Interest and similar income	10,665	947			11,612	Financial income
Interest and similar expenses	(3,570)	(522)			(4,092)	Financial expenses
Net interest income	7,096	425			7,521	Net interest income
Dividend income	236				236	Dividend income
Share of profit or loss of entities accounted for using the equity method	195	1	(176)		21	Share of profit or loss of entities accounted for using the equity method
Fee and commission income	2,801
Fee and commission expenses	(682)
	2,119	98			2,216	Net fees and commissions
Gains or (-) losses on financial assets and liabilities designated at fair value through profit or loss, net	17
Gains or (-) losses on financial assets and liabilities held for trading, net	161
Gains or (-) losses on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net	649
Gains or losses from hedge accounting, net	—
Exchange differences (net)	620
	1,446	(22)			1,425	Net trading income
Other operating income and expenses	(365)
Income on insurance and reinsurance contracts	492
	127	7			135	Other operating income and expenses
Gross income	11,219	510	(176)		11,554	Gross income

Administration expenses	(4,927)				(5,718)	Operating expenses
Personnel expenses	(2,888)	(110)			(2,998)	Personnel expenses
Other general and administrative expenses	(2,039)	(91)			(2,130)	General and administrative expenses
Depreciation	(572)	(19)			(590)	Depreciation
	5,720	291	(176)		5,836	Operating income
Provisions or reversal of provisions	(392)	(2)			(394)	Provisions (net)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss	(2,137)	(71)			(2,208)	Impairment on financial assets (net)
Net operating income	3,192	43			3,234
Impairment or reversal of impairment on non-financial assets	(128)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	23
Negative goodwill recognised in profit or loss	22
Profit or (-) loss from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations	791
	708	2		(898)	(188)	Other gains (losses)
Profit from continuing operations	3,899				3,046	Income before tax
Tax expense or income related to profit or loss from continuing operation	(941)	(45)		171	(815)	Income tax
Profit from continuing operations	2,958			(727)	2,231	Net income from ongoing operations
Profit from discontinued operations (net)	—				—	Net income from discontinued operations
					727	Results from corporate operations (1)
Profit	2,958				2,958	Net income
Attributable to minority interest [non-controlling interests]	(200)				(200)	Non-controlling interests
Attributable to owners of the parent	2,759				2,759	Net attributable profit

(1)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB and the badwill from the CX operation.

44	Annex

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 29, 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez

	Title:	Authorized representative